05005754

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pharmaxis

*CURRENT ADDRESS

PROCESSED

FEB 16 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34813 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 2/15/05

Quality of life through innovative medicine

pharmaxis





Annual Report 04

## Our mission

'To build an internationally successful pharmaceutical business by bringing innovative medicines to patients.'

## Notice of meeting

The Annual General Meeting of Pharmaxis Ltd will be held at the Four Points Sheraton, 161 Sussex Street, Sydney on Thursday, 4th November, 2004 at 2.30pm

## Contents

# Overview

Pharmaxis is a specialist Sydney based pharmaceutical company established to research, develop and bring to market human therapeutic products that improve the clinical management of chronic respiratory and autoimmune diseases.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley and is headquartered in Sydney at its TGA-approved manufacturing facilities.

The company takes a fully integrated approach to the development of pharmaceutical products for human use, and is involved in the basic research, the preclinical development, the manufacture and release of its products, the design, management and control of the clinical trials, and sales and marketing.

Our objective is to build an internationally successful pharmaceutical business by bringing innovative medicines to patients, improving quality of life through treating disease.

Our pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD), and PXS25 for the treatment of multiple sclerosis.

## Overview

| Product | Target Application | Expected Product Features | Patient Population World(i) |
|---|---|---|---|
| Aridol™ | Lung function test for the management of asthma | • Simple-to-use lung function test<br>• Accurately diagnoses the presence of asthma<br>• Uniquely determines the severity of asthma<br>• Allows improved management of asthma | 52 million |
| Aridol™ | Lung function test for the management of chronic obstructive pulmonary disease (COPD) | • Uniquely predicts those patients with COPD who respond to steroid treatment<br>• Improved management of COPD medications | 30 million |
| Bronchitol™ | Cystic fibrosis | • Improvement in lung function<br>• Enhanced mucus clearance<br>• Reduced infection rate<br>• Improved quality of life | 75,000 |
| Bronchitol™ | Chronic obstructive pulmonary disease – Bronchiectasis | • Improved mucus clearance<br>• Improved quality of life<br>• Reduced infection rate | 580,000 |
| Bronchitol™ | Chronic obstructive pulmonary disease – Chronic bronchitis | • Improved mucus clearance<br>• Improved quality of life | 30 million |
| PXS25 | Multiple sclerosis | • Reduced severity of disease<br>• Shortened disability periods<br>• Delivered orally | 1.1 million |
| PXS2030 | Multiple sclerosis | • Alleviate symptoms | 1.1 million |
| PXS2076 | Rheumatoid arthritis | • Reduced severity of disease<br>• Improved quality of life | 5.5 million |

Notes:
(i) References to 'world' in this table only include the eight largest pharmaceutical markets and Australia.



| Existing Market Size (sale of existing treatments) | Development Status | |
|---|---|---|
| World $ | 2004 | Plans for 2005 |
| Data not available as there is no equivalent product. (see Business opportunity on page 15) | • Completed Phase III clinical trial enrollment for Australian and European registration | • Prepare and lodge marketing authorisation applications in Australia and Europe<br>• Commence marketing and sales in Australia and Europe<br>• Clinical studies to expand the role of Aridol™<br>• Complete US clinical study |
| See above | • Swiss study demonstrated a role for Aridol™ in the management of COPD | • Clinical studies to validate the role of Aridol™ in managing COPD |
| $575 million | • Commenced Phase II clinical trial<br>• Commenced long-term toxicology studies | • Complete Phase II clinical trial<br>• Commence international Phase III clinical trials |
| Market data not segregated from COPD – see below | • Completed Phase II clinical trial enrollment<br>• Phase II clinical trial interim results show positive benefits of Bronchitol™ in bronchiectasis | • Commence international Phase III clinical trial |
| $3.8 billion | • Awaiting completion of the bronchiectasis trial | • Prepare for international Phase III study |
| $3.5 billion | • Completed large scale synthesis<br>• Commenced toxicology studies | • Complete preclinical development<br>• Commence Phase I human trials |
| $3.5 billion | • Research | • Determine suitability for development |
| $3.6 billion | • Research to identify most suitable candidate<br>• Discovered activity of PXS2076 | • Research to identify most suitable clinical candidate |

# The Pharmaxis integrated pharmaceutical business model brings innovative medicines to patients


Research
Development
Clinical
Manufacturing
Sales/Marketing
1998
Pharmaxis founded to develop and commercialise compounds for treatment of autoimmune disease
1999
Initial seed investment by Rothschild Bioscience Managers Limited
2000
Awarded $3.3 million AusIndustry Start Grant to help develop products for multiple sclerosis
2001
Pharmaxis licenses patents for respiratory products from the Central Sydney Area Health Service
2002
Completed Series B private funding of $9.6 million
Frenchs Forest facility established
2003
ASX IPO raises $25 million
Manufacturing licensed by TGA and production commences
Awarded $6.0 million AusIndustry Start Grant for the development of new treatments for cystic fibrosis
2004
Awarded $6.1 million P3 grant
Aridol Phase III and Bronchitol Phase II clinical trials completed

## Product Pipeline


Clinical
Research
Preclinical
Phase I
Phase II
Phase III
Registration
Market
Respiratory diseases
Aridol™ – Airway Function
2005
Bronchitol™ – Bronchiectasis
2007
Bronchitol™ – Cystic Fibrosis
2008
Bronchitol™ – Chronic Bronchitis
2009
Autoimmune diseases
PXS25 – Multiple Sclerosis
PXS2030 – Multiple Sclerosis
PXS2076 – Rheumatoid Arthritis



# Chairman's Review

Dear Shareholder,

At the time of the Pharmaxis initial public offering in November 2003, we invited investors to participate in the building of an internationally competitive pharmaceutical company. That vision is rapidly materialising, with our first product scheduled for international launch in 2005.

To succeed in the international pharmaceutical arena requires not only internationally respected science, but also an appropriate strategic business model and the right team to implement it. Pharmaxis has all these elements of success and therefore continues to achieve its milestones.

The company's developing products are based on work carried out by the Australian National University in Canberra in the area of chronic autoimmune diseases, and the Royal Prince Alfred Hospital in Sydney in the area of chronic respiratory diseases. Each product has a unique approach to its target disease, providing a strong technical basis on which to build a global business.

Respiratory and autoimmune diseases are areas of great clinical need where the company's products can make a difference to the quality of life of millions of people. The management of these diseases also provides the opportunity for Pharmaxis to directly access patient groups and thereby build a business that spans from the research laboratory, to the supply of manufactured product to the end user. We believe the Pharmaxis business model maximises the value of this opportunity.

Our progress since listing has been significant with the completion of several clinical trials in respiratory diseases and substantial advances in the research and development of treatments for autoimmune diseases. Particularly exciting is the progress of our Aridol™ lung function test. With the report of its Phase III clinical trial expected in October, we have commenced preparations for the 2005 commercial launch of Aridol™ in Australia and Europe. Sales and marketing plans are being assembled, our manufacturing capacity is being tripled and distribution relationships for the various market segments both locally and internationally are being assessed. Interest in Aridol™ by opinion leaders the world over continues to be reflected in requests to be involved in various clinical trials. We are convinced that the better ongoing management of the world's 52 million asthma sufferers is a very large business opportunity in which we intend to fully participate – commencing next year.

This significant progress reflects the depth of experience and commitment of our senior management team, capably lead by our chief executive officer Dr Alan Robertson, a drug developer of international standing.

Each of our initiatives is discussed separately in this, our first annual report to shareholders, and I trust you will find it of interest.

On behalf of you, our shareholders, I wish to thank the board, management and staff for their efforts over the past year.

Yours faithfully,

Denis Hanley AM


CEO's

## Introduction

I am delighted to be presenting our first report as a public company. Since listing on the Australian Stock Exchange on 10 November 2003, we have made significant strides in bringing our products closer to market and at year end we are in a healthy financial position.

## The business

Our goal is to build an integrated, international healthcare business that improves the quality of life of people through bringing innovative medicines to the market. We have made outstanding progress towards achieving this goal, particularly in our preparation for marketing our lead product Aridol™ as a new clinical management tool for asthma.

In establishing the business, we made a conscious decision to participate in the full array of activities involved in bringing new medicines to patients. That meant being actively involved in the research and development, clinical trials, manufacturing, and sales and marketing of our products. This ensures an integrated, quality-controlled process from start to finish.

Additionally, we take an innovative approach to the diseases we target and identify areas where there is an unmet medical need and where there are likely to be significant business opportunities. One strategy is to focus on diseases that are managed through specialist treatment centres; this facilitates cost-effective product marketing and distribution. For example, cystic fibrosis is managed through a small number of specialist centres in Australia which enables us to get our products to patients without extensive sales and marketing functions. The situation is similar in the US and Europe. For those diseases treated primarily by the general practitioner, such as chronic bronchitis, we intend to access the selling and distribution infrastructure of larger organisations, such as the major pharmaceutical companies.

Finally, our people are some of the finest in their fields, including an experienced board and senior management team that have a record of achievement in bringing new products to market.

## Developments during the year

The Pharmaxis management team was enhanced following the appointment of our Chief Operations Officer John Crapper and Commercial Director Gary Phillips. John has 32 years of manufacturing and operations expertise, including 17 years in the pharmaceutical industry. Gary has extensive management and operational experience, having spent the last 22 years in the healthcare industry in Europe, Asia and Australia.

The company offered shares to the public for the first time and listed on the Australian Stock Exchange in November, raising $25 million from investors.

On 22 April 2004, Pharmaxis was awarded a $6.1 million grant under the AusIndustry Pharmaceuticals Partnerships Program (P3), one of only 11 companies to receive such a grant. Like other government grants, the award is determined by industry peers against criteria including track record in research, management capability, and expected commercial outcomes for the company and the Australian economy.

2005 is the year we plan to commercialise our first product...

# Report

We commenced three clinical trials in the respiratory disease area and filed one new patent and two new provisional patent applications in the autoimmune disease area.

## Respiratory disease products

### Aridol™

Clinical trials of Aridol™ are the most advanced. In July 2004, we completed enrollment of our Phase III asthma clinical study, a terrific endeavour involving over 600 patients in 12 hospitals and clinics throughout Australia. The study was designed to show that Aridol™ is an effective and safe lung challenge test for identifying asthma and that it is the first product to accurately determine the severity of asthma. Once the study results are available, we will be in a position to file for registration in Australia and Europe.

While Aridol™ has been developed primarily for the diagnosis and management of asthma, we have been particularly encouraged by results from a Swiss study into the use of Aridol™ with patients suffering from chronic obstructive pulmonary disease (COPD). This trial indicated that Aridol™ successfully identified the 20 per cent of COPD sufferers who respond to treatment with inhaled steroids. This opens up a new market opportunity for Aridol™ and, more importantly, positions Pharmaxis to be involved in the total care of patients suffering from a very serious disease. That is, those patients who respond to Aridol™ and therefore have lung inflammation will receive anti-inflammatory drugs and those who do not respond to Aridol™ can be treated with Bronchitol™, our product for relief of lung congestion.

### Bronchitol™

Although not much is generally heard of bronchiectasis, it is an incurable chronic obstructive pulmonary disease affecting over half a million people worldwide. Our 60 patient Phase II clinical trial of Bronchitol™ in bronchiectasis completed patient enrolment in mid-July. Interim results have shown significant positive benefits for Bronchitol treated patients. We were extremely pleased to see a statistically significant improvement for both quality of life and lung function and we await the results from the remainder of the trial with some interest. Particularly satisfying has been some of the unsolicited feedback from participants requesting continued access to Bronchitol™ because of the difference it made to their everyday lives. Constant lung congestion makes even a good night's sleep a rarity for these patients.

In early 2004, we commenced the Phase II clinical trial of Bronchitol™ in cystic fibrosis, which is a genetic lung disease that causes constant lung congestion and severely impacts the quality of life and life expectancy of most sufferers. The study aims to compare Bronchitol™ with inactive placebo and is being run at hospitals in Perth, Brisbane, Sydney, Melbourne and Auckland. The trial is scheduled to conclude toward the end of 2004.

## Autoimmune diseases

PXS25 was discovered in our laboratories and it is under development for the treatment of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. Our primary focus at this stage is multiple sclerosis. We have spent some time throughout the year working on a new version of PXS25 that delivers PXS25 more effectively to the patient. This work is now complete and we are moving the new version of PXS25 rapidly through its safety testing program. We anticipate that clinical trials in patients can begin next year.

PXS2030 and PXS2076 are also targeting autoimmune disease although through a quite different mechanism. PXS2030 has shown most promise in the treatment of multiple sclerosis and PXS2076 has shown most promise in rheumatoid arthritis. Both compounds are at the research phase and we expect at least one to enter the preclinical testing phase next year.

## The year ahead

We anticipate five main challenges in 2005, all of which represent promising opportunities for Pharmaxis.

Firstly – and certainly most significantly – 2005 is the year we plan to commercialise our first product. While the regulatory process has to run its course, we would hope to be in a position to launch Aridol™ in Australia and Europe during the second half of 2005. Aridol™ will help doctors to more effectively determine the extent of lung inflammation as a result of asthma and to recommend appropriate treatments for their patient. Additionally, it will assist asthmatics to better manage their condition and maintain a good quality of life.

Secondly, we will undertake a $2.5 million expansion of our manufacturing facilities at Frenchs Forest to prepare for the launch of Aridol™ and continue to produce sufficient material for ongoing trials.

Thirdly, we plan to commence Phase III clinical trials of Bronchitol™ in bronchiectasis and to complete the Phase II study with Bronchitol™ in patients with cystic fibrosis.

Fourthly, we continue to support trials with Aridol™ conducted by doctors in the US, UK, Canada and Switzerland and to prepare for filing of the marketing approval for Aridol™ in the USA.

Finally, we expect to conduct the first human clinical trials with PXS25.

2005 promises to be another important year for Pharmaxis.

Alan D. Robertson

**Alan Robertson**
Chief Executive Officer

# Product Development


ARID

Pharmaxis is committed to the research, development and commercialisation of therapeutic products for chronic respiratory and autoimmune diseases. Research is in progress into new treatments for autoimmune diseases, including multiple sclerosis and rheumatoid arthritis. We are most advanced in the development of products for asthma and for chronic obstructive lung diseases including bronchiectasis, chronic bronchitis, and cystic fibrosis. An overview of each condition is provided in this section.

At the close of the 2004 financial year, Pharmaxis had four projects at clinical trial stage (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and two research projects to identify a compound for development. Our development program has been designed to produce a series of products for large world markets over the coming years. Details of our progress are discussed later in this section. For glossary of terms see page 74.



# Respiratory Diseases

## Asthma

### *The disease*

Asthma is a serious condition in which the small airways of the affected person's lungs suddenly constrict when they are exposed to certain triggers, such as dust mites, pollen, exercise, or even dry air. During an asthma 'attack', the person's airway lining rapidly becomes inflamed and swollen, the muscles around the airways tighten, and excess mucus is produced as the body reacts to the trigger. This reaction causes reduced airflow into and out of the lungs, and the person has to gasp for breath.

Asthma is a major public health problem affecting 52 million people around the world, including 2 million Australians and 15 million Americans. The disease is usually life-long and claims around 400 lives in Australia each year and 4,500 lives in the US. Recent studies have shown that the incidence of asthma in Australian children is increasing. The disease has a major impact on the quality of life of asthmatics and their families, with many sufferers requiring daily medication and modifications in their lifestyle. In addition to the human price, asthma is a major burden on the healthcare system. For example, the cost to the US healthcare system is US$15 billion per year.

### *Current disease management*

The effective diagnosis, monitoring and management of asthma remain key challenges for doctors and asthmatics. The primary method currently used to diagnose asthma has remained unchanged for many years, with a diagnosis arrived at through a detailed history and physical examination of the patient. Exercise challenge tests and methacholine inhalation tests are procedures used most frequently in clinical laboratories to evaluate airway responsiveness. While these tests can indicate the presence of asthma, they are not sensitive or specific enough for asthma, nor do they give a precise or objective measure of the seriousness of the patient's condition.

TV promo producer Suresh, 28, was diagnosed as a chronic asthmatic more than 10 years ago. He was hesitant to use his preventative medication all the time, and often relied on a puffer to control his symptoms.

Having participated in Pharmaxis' trial of Aridol™, which accurately diagnoses the presence and severity of asthma, Suresh is now aware that his asthma needs more careful management. 'The trial has taught me how to use my preventative medication more efficiently. In a strange way, it was a relief to hear from a specialist how aggressive my asthma actually was.'

His asthma is triggered by dust mites, cat hair, pollen and even exercise, but Suresh is determined not to let this stop him from enjoying his hobbies, which include martial arts, touch football, tennis, running, walking and weights. 'I think I manage my asthma pretty well now. Asthma doesn't dictate how I live my life.'

As a consequence, under-diagnosis and misdiagnosis of asthma continue to be serious medical issues that impact extensively on people's health and quality of life.

There are a number of therapeutic options to treat the symptoms of asthma, including aerosol sprays or inhalers that expand the airways, and preventative measures such as anti-inflammatory medications.

The absence of an accurate test not only hinders the diagnosis of asthma, but also makes it difficult for doctors to monitor the severity of their patients' asthma to ensure they receive the most appropriate dose of medication. Many asthma sufferers have poor control of their disease, placing an over reliance on bronchodilators to control their asthma symptoms. At the other extreme, many people with asthma have few outward symptoms and can become careless with their asthma management.

Much of the deterioration in the quality of life of asthma sufferers could be prevented through correct early diagnosis of the disease, appropriate treatment, and effective ongoing monitoring. Pharmaxis is committed to meeting this medical need.


ARIC

## Chronic Obstructive Pulmonary Disease (COPD)

Chronic Obstructive Pulmonary Disease or COPD encompasses a number of serious conditions affecting the lungs (pulmonary system), including emphysema, chronic bronchitis and bronchiectasis. More than 30 million people are affected with COPD worldwide. COPD is responsible for the deaths of more than 100,000 people a year in the US and Western Europe alone, making it the fourth leading cause of death after heart disease, cancer and stroke. The disease costs the US healthcare system US$40 billion each year.

The inside lining of our airways is covered by millions of fine hair-like structures called cilia, which are in turn covered by a thin layer of mucus, secreted by the lungs to defend against germs, dust particles and other foreign bodies. The cilia move continuously and propel the overlying blanket of salt, water and mucus up to the throat, where secretions are swallowed or expelled as sputum (this process is called mucociliary clearance). This constant process, which is barely noticeable in healthy people, helps keep the airways clean, allows the passage of clean, warm air through the lungs, and removes any foreign bodies from the airways, preventing infection.

People with COPD (and with cystic fibrosis) are generally affected by a breakdown in this natural mechanism of cleansing, hydrating, and protecting the mucus lining their airways. They face the ongoing challenge of clearing excessive and thickened secretions from their congested lungs, usually by constant coughing. A key therapeutic goal for clinicians treating these patients is to assist the natural process of keeping the mucus hydrated and clearing it from the lungs. Current management of COPD generally involves bronchodilators and steroids. However, only one in five patients respond positively to steroids and it is impossible to determine which patients will respond to steroids without conducting a trial.

Maintaining a reasonable quality of life for COPD sufferers and their families is also a challenge; they have to deal with problems associated with breathing, respiratory infections, poor sleep, general discomfort, lifestyle limitations, and the gradual deterioration of lung function over the years. Pharmaxis is focused on developing products for chronic bronchitis and bronchiectasis.







## Chronic Bronchitis

*The disease*

Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with symptoms including a chronic cough producing mucus, and shortness of breath. Due to the difficulties they have in clearing mucus from their lungs, sufferers are prone to periodic bacterial infections where their cough worsens, mucus production increases, and breathing becomes more difficult. These episodes damage and scar the bronchial lining and contribute to continued chronic inflammation and immune-mediated cell damage as the body struggles to fight the infections. This cycle of infection and internal scarring causes a progressive decline in the patient's lung function, reducing their quality of life and ultimately causing death.

Many of the deaths associated with chronic bronchitis are included in the COPD figure that now accounts for over 100,000 deaths a year worldwide. The disease is caused by inhaling some form of lung irritant repeatedly for many years, usually cigarette smoke. Chronic bronchitis is slow to develop and is often not diagnosed until the sufferer is in their 40s or 50s. The exact prevalence in the community is unknown, but may be as high as 10 per cent of people over the age of 45.

*Current disease management*

Conventional treatment of chronic bronchitis includes various general supportive measures such as giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, undertaking chest physiotherapy and deep-breathing exercises, and increasing fluid intake.

While there are a number of medications that dilate the airway and reduce airway inflammation (bronchodilators) in chronic bronchitis sufferers, there are few therapeutic products available to effectively clear excess mucus secretions. This presents a major medical challenge, as ineffective mucus clearance is a significant cause of infection and disease progression.



## Bronchiectasis

### *The disease*

Bronchiectasis is a progressive lung disease in which the airway walls are chronically inflamed, with poor clearing of the increased mucus production. Chronic inflammation of the walls of the airway is common to all types of bronchiectasis. This is often a result of a vicious cycle of bacterial infection, in which damage to the lungs further predisposes the lung to more infections. The body repairs the damaged lung tissue by forming tough, fibrous material, which leads to changes that impair normal lung structure and function. Effects include reduced lung capacity, poor gas-exchange, changes of the organisation of blood vessels, and an overall increased blood flow through the lungs. These changes can ultimately lead to heart failure. Recurrent lung infections commonly reduce patients' quality of life; progressive respiratory insufficiency is the most common cause of death.

Bronchiectasis affects over half a million people worldwide. Most cases of bronchiectasis develop during childhood, and can be a result of infections such as pneumonia or the inhalation of noxious substances.

### *Current disease management*

Treatment today is aimed at controlling infections, secretions, airway obstructions and complications. Regular, daily postural drainage to remove bronchial secretions is a routine part of treatment for sufferers.

Early diagnosis and treatment of bronchiectasis and the infections that occur are very important in managing the disease. As ineffective mucus clearance is a major element of bronchiectasis, medications similar to those for chronic bronchitis are utilised, including inhaled bronchodilators to dilate the airways. Although antibiotics can be used to some effect to clear infections, there are no therapeutic products available to effectively clear excess mucus secretions and improve the quality of life of sufferers.

Sixty-four-year-old retiree Richard has lived with the debilitating effects of bronchiectasis since early childhood, losing part of his left lung to surgery at the age of 10 and becoming a regular hospital patient. 'My symptoms have become steadily worse over time, particularly the last 20 years,' says Richard, who has participated in several Bronchitol™ trials in an effort to help find a treatment for his disease.

'I fight for breath after the slightest exercise; even walking up stairs tires me out and I need five or ten minutes to recover. I also can't stand up for very long and have trouble lying on my left side and my back, which makes sleeping difficult.'

While bronchiectasis does limit what he can accomplish, Richard is sustained by his positive outlook, his family and friends, and his love of jazz music. He not only presents a weekly jazz program on Sydney community radio station 2RRR (Thursdays 8-10pm on 88.5FM), but also plays bass guitar in a jazz band.



## Cystic Fibrosis (CF)

### *The disease*

Cystic fibrosis (CF) is an inherited, life-limiting disease that affects the body's exocrine glands, which produce mucus, saliva, sweat and tears. In CF, a genetic mutation disrupts the delicate balance of sodium, chloride and water within cells, causing the exocrine glands to secrete fluids that are poorly hydrated and therefore thicker and stickier than fluids in people without CF. This leads to chronic problems, particularly in the lungs and pancreas, and the digestive and reproductive systems.

In the lungs, thick mucus severely impairs the natural airway-clearing processes and increases the potential for bacteria to be trapped, leading to respiratory infections that may require hospitalisation. Impairments in these vital lung defence mechanisms typically begin in early childhood and often result in chronic secondary infections, leading to progressive lung dysfunction and deterioration and, eventually, death. (Further background on the mechanisms of the lungs can be found under the COPD heading.)

Although the life expectancy of CF sufferers has increased over the past few decades due to better management of the disease, the median life expectancy today for patients with cystic fibrosis is only 31 years of age. According to the US Cystic Fibrosis Foundation, about 90 per cent of cystic fibrosis sufferers die from respiratory failure.

There are 33,000 diagnosed CF patients in the US and 75,000 in the eight major pharmaceutical markets. In Australia, 2,500 people suffer from the disease, a fifth of whom are children under five years of age.

Managing her cystic fibrosis and keeping respiratory infections at bay is part of everyday life for 11-year-old Katie, who is taking part in Pharmaxis' clinical trial of Bronchitol™. An avid netballer, swimmer, tennis and soccer player, Katie considers keeping active an enjoyable form of physiotherapy; she also has daily treatment and uses a PEP mask to help clear her lungs of mucus.

'Although we need to take extra care to ensure Katie stays healthy, her CF is manageable and she's been lucky to have only been hospitalised once,' says her mother Jennifer.

'We enrolled Katie in the clinical trial because we want to help other children with CF to live life to the fullest.'

### *Current disease management*

Currently, there is no cure for CF. The goal for doctors treating CF sufferers is to hydrate, break down and move the excessive, sticky mucus secretions to improve lung function and reduce the number and severity of secondary lung infections. CF sufferers and their carers are generally able to manage the condition at home using a combination of exercise, daily physiotherapy, postural drainage and chest percussion (to assist the sufferer to expel mucus from their lungs). Depending on the severity of the condition, caring for a person with CF can take several hours of at-home treatment every day.

Medications to treat CF are limited, and few are very effective or convenient. Nebulised medications, delivered by aerosol or a facemask, are used to make the mucus less thick and sticky and open up the airways. Antibiotics may also be required to treat secondary infections.



# Products Targeting Respiratory Diseases

## Aridol™

Aridol™ is an accurate, rapid and simple bronchial provocation test designed to diagnose the presence and severity of bronchial hyper-responsiveness or over-sensitivity, which is characteristic of respiratory diseases such as asthma. It has recently also been shown to have valuable applications in the management of COPD.

Aridol™ is a patented, dry powder formulation of mannitol delivered to the lungs through an inhaler. The fine powder is encased in a capsule, and is administered to the patient in increasing doses using a simple inhaler device that delivers an exact dose of the drug. This temporarily reduces the amount of air the patient can exhale. The patient's lung capacity is measured after each dose, revealing the extent of lung inflammation. Testing takes approximately 10 to 20 minutes in the GP's or specialist's office.

### *Effective diagnosis and management of asthma*

Aridol™ was initially developed as an improved lung function test to help manage asthma. Unlike the current method of diagnosis by observation, Aridol™ enables doctors to gauge the severity of the patient's disease based on objective evidence. The doctor can then determine the appropriate dose of preventative medication, resulting in better disease management and fewer drug-related side effects.

The development of Aridol™ is now in its final clinical stage: the 12-month pivotal Phase III registration study concluded in July 2004. More than 600 Australian asthma patients and 12 hospitals have been involved in the study, which is believed to be the largest trial ever undertaken by an Australian biotechnology company. It is anticipated that the study will demonstrate that Aridol™ is an effective and safe bronchial challenge test for use in the diagnosis of asthma. The data collected from this study will be used to file a marketing authorisation application in Europe and Australia at the end of 2004. Additional data will be collected prior to submitting a marketing authorisation application in the US.

In other developments this year, Dr Sandra Anderson of the Royal Prince Alfred Hospital presented a paper on Aridol™ to the American Academy of Allergy, Asthma & Immunology in San Francisco on 23 March 2004. Worldwide medical interest in Aridol™ is growing, with doctors in the UK, Denmark and Switzerland undertaking patient testing of Aridol™.

The launch of Aridol™ is anticipated in Australia and Europe in 2005.

### *Management of COPD*

In a significant development announced in April 2004, a pilot clinical study conducted in Switzerland has found that Aridol™ can predict whether patients with COPD will receive a clinical benefit from inhaled steroids. By using the Aridol™ challenge test, doctors will be able to accurately identify the 20 per cent of COPD patients who are likely to respond to steroids, thereby streamlining treatment, optimising medication, reducing steroid exposure, and avoiding needless side effects.

This significant additional step in the development of Aridol™ adds to its already internationally recognised potential in asthma management.

### *Business opportunities*

The ability of Aridol™ to confirm a diagnosis of asthma represents an important market opportunity. However, a more significant market opportunity exists in its ability to determine the severity and progression of the disease, allowing doctors to determine the most effective medication and dosage for their patients.

Significantly, Aridol™'s newly identified role in effectively managing COPD opens up a new market. This makes Aridol™ the first management tool for both asthma and COPD.

Aridol™ represents a completely new approach to asthma management and it is the only product of its kind in the world. Key international leaders recognise the need for a test such as Aridol™ and have enthusiastically embraced the technology for their own clinical studies.

Aridol™ represents a revenue opportunity to the company in excess of $250 million.

## Bronchitol™

In Bronchitol™, Pharmaxis is developing a new therapeutic for the management of chronic obstructive lung diseases such as COPD and cystic fibrosis, which share a common problem of abnormal production and ineffective clearance of mucus in the lungs. By hydrating the mucus, reducing its stickiness, and improving the body's ability to clear it from the airways, Bronchitol™ will effectively break the mucus-infection cycle that impairs patients' quality of life and is a major factor in progression of the diseases. The novel three-way action of Bronchitol™ is expected to reduce flare-ups and hospitalisations, and extend the life expectancy of sufferers.

Like Aridol™, Bronchitol™ is a patented formulation of mannitol prepared as a powder of a specific particle size and a measured dose. It is incorporated into a capsule and delivered to the lungs via a convenient, pocket-sized inhaler.

In a number of trials in patients and healthy volunteers, Bronchitol™ has been shown to be safe and well tolerated and to effectively assist in mucus hydration and promote mucociliary clearance.

### *Management of COPD/Bronchiectasis*

A Phase II clinical trial of Bronchitol™ in COPD/bronchiectasis is in its final stages, and enrolment was completed in July 2004. The study was designed to determine 'quality of life' changes as a result of treatment with Bronchitol™; secondary measures included exercise tolerance and sputum microbiology (a measure of lung infections).

An interim analysis of the first 19 patients in the trial, reported in February 2004, found the trend for all components of the quality of life assessment was positive. Compared to the inactive placebo, Bronchitol™ produced an improvement in patients' quality of life and no serious side effects were reported.

This interim analysis exceeded expectation, having found statistical significance in relatively small patient numbers. These encouraging results provide the basis to complete enrolment of the remaining patients and to prepare for the longer term Phase III studies, which are due to commence in 2005.

At this stage, the product is expected to reach the market in 2007.

The data below was taken from an acute study in patients suffering from bronchiectasis and having difficulty with mucus clearance. The data shows that the effect of Bronchitol™ is rapid and durable.

Proof of Concept Data – Bronchiectasis


Without Bronchitol
With Bronchitol
40
30
20
10
0
Mean % Clearance
120 min
24 hr

### *Total care of COPD patients*

With Aridol™'s role in identifying whether COPD patients will respond to conventional steroid medications, and the promising results for Bronchitol™ in COPD, Pharmaxis is well positioned to contribute to the total care of COPD sufferers. Patients identified as being unresponsive to steroids (approximately 80 per cent of COPD patients) may be treated with Bronchitol™. In addition, ongoing monitoring of patients who do respond to steroid treatments will identify the stage at which they too may be treated with Bronchitol™.





*Management of Cystic Fibrosis (CF)*

Bronchitol™ is also the subject of a Phase II trial for the treatment of cystic fibrosis (CF). Enrolment in the dosing phase of the trial began in early 2004 and the study aims to compare Bronchitol™ with inactive placebo. The study is being run at hospitals in Perth, Brisbane, Sydney, Auckland and Melbourne. The trial is scheduled to conclude at the end of 2004.

The ultimate goal of the CF clinical studies is to demonstrate an improved quality of life for CF patients by:

- reducing the number of bacterial infections;
- improving lung function;
- reducing the need for physiotherapy;
- reducing the need for hospitalisation;
- improving exercise capacity; and
- improving sleep quality.

At this stage the product is expected to reach the market in 2008.

*Business opportunities*

Pharmaxis is currently concentrating on developing Bronchitol™ for the management of CF and bronchiectasis. Chronic bronchitis presents a significant opportunity for the future and we aim to show that Bronchitol™ is beneficial in reducing the number of infections experienced by those patients. Clinical trials for the use of Bronchitol™ in chronic bronchitis will be scheduled when the bronchiectasis studies are complete.

Bronchitol™ represents a new approach in assisting people to clear lung secretions, restoring the lung's natural defence mechanisms. It falls into a class of agents being tested for this application known as 'volume expanders'. Uniquely, Bronchitol™ uses the convenience of dry powder inhalation technology and patients do not become refractory or tolerant to treatment.

Bronchitol™ represents a revenue opportunity to the company in excess of $1 billion.

# Autoimmune Diseases

When functioning normally, our immune system reacts appropriately against foreign or harmful substances and provides essential protection against infectious agents. In autoimmune diseases, the immune system reacts to the body's own naturally occurring proteins or other molecules, giving rise to diseases such as multiple sclerosis, rheumatoid arthritis, psoriasis and irritable bowel disease.

## Multiple sclerosis (MS)

*The disease*

Multiple sclerosis is a chronic, debilitating disease of the central nervous system. While the cause of MS remains elusive, it is thought to be the result of an autoimmune reaction. The immune system attacks and damages the protective sheath (known as myelin) that insulates the nerve cells and helps speed the conduction of nerve signals to the brain and spinal cord. Damaged myelin is eventually replaced by scar-like tissue, which causes nerve signals to be slowed or halted.

The progression, symptoms and severity of the disease vary greatly between patients, although it is most often characterised by unpredictable 'attacks' or flare-ups in symptoms, followed by periods of remission. Most MS patients experience muscle weakness in their extremities (such as hands and feet) and difficulty with coordination and balance. Other symptoms may include blurred vision, bladder and bowel problems, extreme tiredness, slurred speech and tremors. About half of MS sufferers have difficulties with concentration, attention, memory, and judgment, but intellectual and language abilities are generally spared.

The majority of MS sufferers do not become severely disabled, but, in the worst cases, MS can cause partial or complete paralysis and render a person unable to write, speak, or walk. Although the disease reduces their quality of life, most people with MS have a normal life expectancy. MS affects more women than men, and the average age of onset is 20-40 years.

MS affects about 1.1 million people in the developed world, including 15,000 Australians. The average annual economic cost of MS in the US has been estimated at more than US$7 billion, or about US$34,000 per patient. About 40 per cent of this cost results from medical treatments and most of the balance from indirect costs, including lost earnings.

### *Current disease management*

Although treatments aimed at delaying the progression of the disease do exist, there is no cure for MS.

In the past, steroids were the principal medications for MS; while steroids cannot affect the course of MS over time, they can reduce the duration and severity of attacks in some patients. Other drugs such as beta interferon are now preferred. The goals of therapy are threefold: to improve recovery from attacks, to prevent or lessen the number of relapses, and to halt disease progression.

In spite of these advances in treatment, new, more effective therapies are required. To date, the major treatments have concentrated on relieving the symptoms of the disease rather than addressing the underlying cause. Current treatments have limited effectiveness, cause side effects, and are given by regular injection, which most patients find unpleasant.

### *Business opportunities*

The market for a safe, well tolerated and effective treatment for the major forms of MS will be large, with the total worldwide market in 2002 exceeding US$2.3 billion.

## Rheumatoid arthritis

### *The disease*

Rheumatoid arthritis is a form of arthritis that causes inflammation and stiffness in the lining of the sufferer's joints; the fingers and feet are usually first affected, followed by the wrists, knees, shoulders, ankles and elbows. Although its exact cause is unknown, rheumatoid arthritis is thought to result from an autoimmune condition.

The disease varies a great deal from person to person. For some sufferers, it can last for up to two years, then go away without causing any noticeable damage. Other patients have mild or moderate disease, with periods of worsening symptoms, called flares, and periods in which they feel better, called remissions. Still others have severe, progressive disease that is active most of the time, lasts for many years, and leads to serious joint damage, painful deformity, and disability.

Rheumatoid arthritis affects 1-3 per cent of the population in the US and Europe or around 5.5 million people; 70 per cent of sufferers are women. Although the disease can affect any age group, most cases start at around 30-40 years of age.

### *Current disease management*

Disease-modifying anti-rheumatic drugs are reserved for moderate to severe forms of rheumatoid arthritis. They have demonstrated an ability to alter the course of the disease, but are associated with increased safety risks. Sufferers with milder forms of the disease are generally treated with anti-inflammatory medications. Many people with severe rheumatoid arthritis need to modify their lifestyle in order to cope with the disabling effects of the disease.

### *Business opportunities*

Recently, drugs that have targeted the inflammatory protein Tumour Necrosis Factor (TNF) have brought relief to patients and slowed the progression of the disease. These drugs are very effective for some patients, however, not all patients respond and they are usually reserved for the more severe cases. They do have side effects and the drugs are not well received by the patients as they involve complicated injecting routines. Nevertheless, sales of drugs targeting TNF last year were in the order of $3.6 billion.





## Products Focusing on Autoimmune Diseases

Pharmaxis is developing new immune response modifiers for the treatment of autoimmune disease, in particular, multiple sclerosis and rheumatoid arthritis. The lead candidates are PXS25 and PXS2030 for multiple sclerosis, and PXS2076 for rheumatoid arthritis. Both PXS2030 and PXS2076 are derived from the original member of the series, PXS2000.

### PXS25

#### *Our approach*

Pharmaxis is developing PXS25 to target the underlying disease processes of multiple sclerosis (MS), preventing damage to the myelin sheath insulating the nerves. We have an active research program designed to identify compounds that prevent the abnormal movement or migration of immune cells (leukocytes or T-cells) from the blood vessels to the surrounding tissue. PXS25 has been identified as a selective inhibitor of T-cell migration and has been demonstrated to be effective in rodent models of experimentally-induced MS. Overall, treatment with PXS25 has resulted in a reduction in peak severity of disease and a more rapid recovery.

We believe PXS25 works by preventing the immune cell (leukocyte) from breaking down tissue once it has escaped from the blood stream, thereby preventing the leukocyte migrating to its target and contributing to tissue destruction.

Pictured below is a diagrammatic representation of the process that has to occur in order for an immune cell to leave the blood vessel. The leukocyte is captured by specific receptors on the blood vessel wall and then, following a period of slow rolling, becomes fixed to the blood vessel. The immune cell will then squeeze between gaps in the blood vessel wall and migrate to select parts of the body. In the case of multiple sclerosis, this would be the myelin sheath that surrounds the nerves and is essential for conductance.

Unlike existing approaches to the management of multiple sclerosis, PXS25 is delivered orally to humans, rather than by injection.

#### *Development status*

Prior to being evaluated in patients with MS, an experimental compound such as PXS25 has to be shown to be safe. The large-scale synthesis of PXS25 has been completed and testing is being undertaken by a contract research organisation in Europe. PXS25 will be ready for human trials in healthy volunteers during 2005.

Multiple sclerosis has been chosen as the first clinical target for PXS25. As it moves through clinical testing, PXS25 will be studied in other autoimmune diseases such as rheumatoid arthritis.


Leukocyte
Capture
Rolling
Slow rolling
Firm adhesion
Transmigration
Endothelium

Proteases digest basement membrane
PXS25 works to prevent protease digest



## PXS2030/PXS2000

Discovered by Pharmaxis research scientists and derived from PXS2000, PXS2030 is a member of a family of new synthetic compounds that exploits the positive clinical benefits that can be obtained from the administration of cannabis. PXS2030 is a compound that binds to the same cellular receptor as that of the active principal of cannabis and has been designed to provide relief of symptoms for people with autoimmune diseases such as multiple sclerosis (MS).

### *Our approach*

For some time now, it has been recognised that cannabis can bring symptomatic relief for patients with diseases such as MS. We have now designed and developed a new series of compounds, typified by PXS2030, that retain the beneficial properties on the immune system associated with cannabis use, but do not have undesirable effects on the patient's mental state. PXS2030 has been found to inhibit immune cell function and has shown positive effects in rodent models of multiple sclerosis.

### *Development status*

PXS2030 is undergoing tests to determine its suitability for clinical use. These tests include its selectivity of action, its effects when delivered orally, and its safety. If PXS2030 passes these hurdles, it will be developed to assist with the management of the clinical effects associated with MS.

## PXS2076

### *Our approach*

PXS2076 is a member of a new family of compounds, derived from PXS2000, which are under investigation for their effects on rheumatoid arthritis, particularly in inhibiting the release of Tumour Necrosis Factor (TNF). TNF is a small protein that is produced primarily by immune cells, and is one of the key proteins in the initial line of defence against invading pathogens (disease-causing microorganisms). Unregulated effects of TNF, however, include the migration of white blood cells from the blood into inflammatory tissues and the degradation of connective tissues and cartilage. This produces inflammation and tissue destruction that are the hallmarks of rheumatoid arthritis.

Current therapies seek to inhibit the effects of TNF after it has moved from the blood into the tissues. These drugs are effective in some but not all cases, have to be given by injection, and are associated with side effects. Instead of blocking the effects of TNF after it has been released, PXS2076 inhibits the release of TNF from immune cells and so prevents the cascade of events that leads to inflammation and tissue destruction.

### *Development status*

PXS2076 has been shown to be effective when tested in rodent models of rheumatoid arthritis and studies are in progress to determine its suitability as a full development candidate.

# Our People

The company participates in the full array of activities involved in bringing new medicines to patients. Pharmaxis is, therefore, actively involved in research, development, clinical trials, manufacturing, sales and marketing. We employ 20 people at our Frenchs Forest headquarters in Sydney's north, which encompass our accredited manufacturing facilities, licensed by the Therapeutic Goods Administration (TGA) in May 2003. Research activities are undertaken at the John Curtin School of Medical Research at the Australian National University in Canberra where we have an eight-person team.

Pharmaxis is lead by an experienced team of pharmaceutical and technology industry professionals with extensive experience both in Australia and internationally and a successful record in developing and commercialising breakthrough products. The company is supported by a highly experienced Board of Directors and Scientific Advisory Board.

Further information on our senior people is available at the Pharmaxis website at www.pharmaxis.com.au.


Our People

## Board of Directors

### Denis Hanley AM MBA FCPA FAICD
***Independent Chairman***

Denis Hanley is a leading expert in developing and commercialising new technology and has extensive experience in building Australian corporations to become successful global entities. He joined the board of Pharmaxis as chairman in October 2001. Denis' experience includes 14 years as chief executive officer of Memtec Limited, growing the start-up company to become an international force in filtration and separations technology, listed on the New York Stock Exchange with a market capitalisation of $900 million. Prior to this, Denis spent more than a decade at global medical company Baxter Healthcare, both in the US and also as Australian Managing Director.

Denis has served on the Australian Industry Research and Development Board and various technology councils and roundtables. He is a founding member of the Principals group of companies, which assists aspiring local corporations.

### Alan D Robertson BSc PhD
***Chief Executive Officer***

Dr Alan Robertson has more than 20 years experience in drug discovery and product development with leading pharmaceutical companies, including 8 years with Wellcome plc in London and latterly with the Australian companies Faulding and Amrad. He has also assisted early-stage pharmaceutical companies in their start-up and development and was the founding Managing Director of Pharmaxis. Alan has been CEO of Pharmaxis since July 2000 and has been instrumental in building the company to its present position.

The co-inventor of 18 patents and author of more than 35 scientific papers, Alan has a PhD in synthetic organic chemistry from the University of Glasgow and has extensive practical understanding of both the clinical and management aspects of the pharmaceutical industry. He has been actively involved in the discovery, development and marketing of various compounds, including new treatments for migraine and cardiovascular disease. Alan is the inventor of the migraine therapeutic Zomig, which is marketed worldwide by Astra Zeneca.

### Brett Charlton MBBS PhD MAICD
***Medical Director***

Dr Brett Charlton is a medical researcher and specialist in autoimmune disease and diabetes, and has over 15 years experience in clinical trial design and management. Brett co-founded Pharmaxis with Dr Bill Cowden in 1998 and was instrumental in negotiating licence and research arrangements and attracting funding.

Brett has written more than 60 scientific papers, attracted significant research grants, and served on professional society committees. He has been a consultant to the pharmaceutical, medical and biotech industry since 1985. Brett was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit. Prior to joining Pharmaxis, Brett held positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute.

### Brigitte Smith B Chem.Eng. MBA MALD FAICD
***Non-Executive Director***

Brigitte Smith is a venture capital investor with more than ten years experience in strategic management consulting and working with early stage technology-based businesses in the US and Australia. She has served on the Pharmaxis board since October 1999.

Brigitte is managing director of GBS Venture Partners, the specialist life science venture capital business she co-founded in 2002 after completing a management buy-out from Rothschild Bioscience. Brigitte sits on the board of five of GBS Venture Partners' portfolio companies. A former Fulbright Scholar, Brigitte is also an Adjunct Senior Lecturer at Melbourne Business School, where she teaches Entrepreneurial Finance.

### Charles PH Kiefel B Com. FCA FAICD
***Non-Executive Director***

Charles Kiefel has more than 20 years experience in finance and investment banking and joined the Board of Directors in May 2003. In a career spanning New York, London and Sydney, Charles has advised a broad range of clients, from technology and telecommunications companies to pharmaceutical and financial services organisations.

Charles served as investment banker in the initial public offerings and equity raisings for Memtec Ltd and Datacraft Limited. He was formerly Managing Director of Corporate Finance at ANZ Investment Bank and Director of Corporate Finance at Ord Minnett, and has also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).

### Malcolm J McComas B Ec. LLB FSIA AICD
***Non-Executive Director***

Malcolm McComas has more than 20 years investment banking and 5 years legal experience, particularly in equity and debt finance, acquisitions and divestments, and structuring and implementing major equity issues and privatisations. He has advised on more than 50 equity issues for corporations and governments in various sectors including finance, consumer products, media and telecommunications, manufacturing and healthcare.

Malcolm joined the Pharmaxis board in July 2003. He has been a director of Grant Samuel, the corporate advisory, property services and funds management group, since 1999 and is also a non-executive director of ION Ltd and non-executive chairman of Sunshine Heart Inc. Malcolm previously served as a Managing Director at Salomon Smith Barney and County NatWest.

< Board – left to right:
Denis Hanley, Carrie Hillyard, Malcolm McComas, Alan Robertson, Charles Kiefel, David McGarvey, Brigitte Smith and Brett Charlton.

## Scientific Advisory Board

**Carrie Hillyard** BSc(Hons) PhD FTSE
*Non-Executive Director*

Dr Carrie Hillyard has more than 30 years experience in the complete healthcare product lifecycle and joined the Board of Directors in August 2002. Carrie's career extends from research in cancer and endocrinology at London University, through patenting and developing novel diagnostic technologies, to assisting entrepreneurs and early-stage life science companies. She is a founder and Partner at CM Capital Investments, where she manages the Life Sciences practice.

The inventor of six patent families, Carrie has also been involved in liaising with pharmaceutical companies and institutions, licensing technology, managing collaborations, consulting to the biotechnology industry and research institutions, and attracting venture funding. She has also advised government on science and technology matters and is a board member of ANSTO. Carrie was elected a Fellow of the Academy of Technological Sciences and Engineering in 1997 and was awarded a Centenary medal in 2003.

**David M McGarvey** BA CA
*Company Secretary and Chief Financial Officer*

David McGarvey has 19 years experience as Chief Financial Officer of successful Australian-based international technology businesses, and joined Pharmaxis in December 2002.

After 10 years with Pricewaterhouse-Coopers, David joined high technology start-up company Memtec Limited in 1985 as Chief Financial Officer. David was instrumental in the US listing of Memtec on NASDAQ and subsequently the NYSE, involving SEC filings, full US GAAP financial statements and dual-jurisdiction debt and equity raisings. During his time at Memtec and its acquirer US Filter, David managed the financial and legal aspects of over 30 acquisitions, mergers and divestitures in a number of European and American countries.

The members of the Pharmaxis Scientific Advisory Board play an important role advising the company in their areas of expertise.

**Sandra Anderson** BSc PhD DSc FANZSRS
Dr Sandra Anderson is an expert in the diagnosis and treatment of asthma. She is a world authority in the measurement, management and mechanisms of exercise-induced asthma, and has developed a variety of tests for identifying asthma, including Aridol.

A prolific author and the recipient of numerous awards for her work, Sandra is Principal Hospital Scientist in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney. She is a Vice President of Asthma NSW and Co-Chairman of their Research Advisory Committee. Sandra has served on various international taskforces and committees and is currently part of an independent panel of the International Olympic Committee Medical Commission.

Sandra is actively engaged in the company's development, participating in technical presentations to various opinion leaders and regulatory authorities around the world.

**Norbert Berend** MB BS MD FRACP
Dr Norbert Berend is Director of the Woolcock Institute of Medical Research at Royal Prince Alfred Hospital, Sydney and is internationally recognised for his work in chronic obstructive pulmonary disease (COPD).

Norbert is active in national and international peer groups, is a member of the COPD Guidelines Working Party, and serves on the Respiratory Clinical Expert Reference Committee of the NSW Department of Health. In addition, Norbert is a Senior Investigator for the Cooperative Research Centre (CRC) for Asthma and a Director of the CRC for Chronic Inflammatory Diseases. He is the author of more than 95 publications on airways disease, emphysema, and infection in COPD.

Norbert was a principal investigator at one site participating in the Aridol™ trial as well as serving on trial related safety committees.

**Malcolm Fisher** AM MBChB MD
Professor Malcolm Fisher is renowned for his work in critical care medicine, having received numerous awards and being named an officer in the Order of Australia.

Based in Sydney, Malcolm is a Staff Specialist in the Intensive Care Unit of Royal North Shore Hospital, and Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine in the Departments of Medicine and Anaesthesia at the University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and its Australasian chapter, ANZICS. He is the author of two books and more than 130 scientific articles.

**Richard JI Morgan** CBiol. MIBiol. DRCPath
Richard Morgan has more than 25 years experience in pharmaceutical research and development, and has been involved in the development of a large number of successful, marketed pharmaceutical products.

He has held senior management positions within preclinical safety (a vital precursor to human clinical trials), including Head of Toxicology at pharmaceutical giant Wellcome and International Head of Toxicology and Preclinical Outsourcing for GlaxoWellcome (later GlaxoSmithKline). He has been responsible for evaluating the preclinical safety of more than 100 new chemical entities, ranging from anti-infectives and anti-parasitics to cancer compounds and vaccines. Richard currently advises UK and Australian companies on toxicology and preclinical discovery and development.

Richard consults to the company on the preclinical safety aspects of developing products.


Our People

*Senior Management Team – left to right: John Crapper, Alan Robertson, Gary Phillips, David McGarvey, Brett Charlton and Bill Cowden.*

## Senior Management Team

Pharmaxis' senior management team has decades of combined experience in drug discovery and development, clinical trial design and management, intellectual property protection and management, commercialisation, manufacturing, and business.

### Alan Robertson BSc PhD
***Chief Executive Officer***

*(refer to preceding Board section for details)*

### David McGarvey BA CA
***Chief Financial Officer***

*(refer to preceding Board section for details)*

### Brett Charlton MBBS PhD MAICD
***Medical Director***

*(refer to preceding Board section for details)*

### Bill Cowden PhD
***Chief Scientific Officer***

Dr Bill Cowden co-founded Pharmaxis with Dr Brett Charlton in 1998 to commercialise new molecules with the potential to treat diseases of the immune system. Bill has 20 years experience researching and developing therapeutic compounds to treat cancer, infectious disease, and inflammatory diseases, including multiple sclerosis. He is the co-inventor of 12 patents and author of more than 130 scientific papers.

Bill has a long association with the John Curtin School of Medical Research at Australian National University, including senior research positions with the Departments of Medical Chemistry, Experimental Pathology, and Cell Biology and Virology. He is Head of the Immunopathology Research Group, and directs Pharmaxis's research into autoimmune compounds for multiple sclerosis and rheumatoid arthritis.

### John Crapper BSc MBA
***Chief Operations Officer***

John Crapper has 32 years of manufacturing and operations expertise, 17 years of which have been in the pharmaceutical industry. He joined Pharmaxis in July 2003.

John was formerly Senior Vice-President and General Manager of Memcor International and Managing Director of Memcor Australia Pty Ltd; formerly a subsidiary of Memtec, Memcor is a world leader in the design and manufacture of microfiltration membranes and systems. During his 15 years at Memcor, John managed the scale-up of manufacturing equipment and processes from the company's research and development group, created full-scale production operations, and managed the establishment of QA (Quality Assurance) and Enterprise Resource Planning (ERP) systems. Prior to this, John worked with Syntex Pharmaceutical's Animal Health division and start-up veterinary pharmaceutical company VR Laboratories.

### Gary Phillips BPharm MBA
***Commercial Director***

Gary Phillips has broad operational management experience across the pharmaceutical industry value chain after spending the last 22 years in the healthcare industry in Europe, Asia and Australia. He joined Pharmaxis in December 2003.

Gary has an extensive record in marketing and sales, including new product launches, brand repositioning, process improvement, and customer targeting programs. He was previously Chief Executive Officer (CEO) of Novartis in Australia, where he successfully launched breakthrough oncology and ophthalmology products and relaunched newly acquired primary care products. His previous roles include Area Director, Asia, for Novartis, and CEO of Ciba Geigy in Hungary.



*'We are a highly focused team and it has been very rewarding to see the product of our research, PXS25, move into full preclinical development. In the coming year we expect to nominate at least one additional product from our research for full preclinical development.'*

## Research and Development Team

Our research facility is located at the John Curtin School of Medical Research within the Australian National University campus in Canberra. Under the direction of Chief Scientific Officer Dr Bill Cowden, the team is currently focused on developing new treatments for multiple sclerosis and rheumatoid arthritis. PXS25, PXS2030, and PXS2076 are products of this research. Pharmaxis also has collaborative research agreements with a number of leading Australian Universities.

*'Completing the Phase III clinical trials of Aridol™ and the Phase II clinical trial with Bronchitol™ were key highlights for the clinical team in 2004. Aridol™ is on track to play an important role in the international management of asthma patients. We expect to get Australian and European regulatory approval for Aridol™ in 2005.'*

## Clinical Team

Lead by Medical Director Brett Charlton, the Pharmaxis clinical team oversees and coordinates the many trials we have running simultaneously, and prepares regulatory filings. During the year four clinical research associates joined the team, bringing experience gained in Europe and Australia. The clinical research associates manage the day-to-day liaison with the clinical trial sites. Pharmaxis also appointed a regulatory affairs manager, responsible for overseeing the preparation of regulatory filings.



# Our People





## Commercial Team

*'Pharmaxis has an exciting pipeline of products, and our late phase products Aridol™ and Bronchitol™ have already attracted interest from many of the world's leading clinicians. In 2005 we will start to build a Marketing and Sales team to launch Aridol™ in Australia, and develop partnerships and alliances with other pharmaceutical companies in the major global markets for asthma and COPD.'*

With Aridol™ expected to launch in 2005 and Bronchitol™ already in phase IIa clinical studies, Pharmaxis has looked to build its commercial capabilities in 2004. Gary Phillips joined the management team in December 2003, bringing over 20 years of experience in the pharmaceutical industry, the majority of it in sales and marketing with leading global companies.

*'The major challenge for the manufacturing team in the next twelve months is to scale-up production to meet the expected demand for the Aridol™ launch in 2005. Construction and installation of our expanded facilities will start later this year, enabling us to produce more than one million Aridol™ kits per year.'*

## Manufacturing Team

The Pharmaxis manufacturing team has been strengthened during the year with the appointment of our Chief Operations Officer John Crapper in July 2003. In addition, a process engineer and five quality assurance and manufacturing staff joined the team. This year the team has focused on manufacturing materials to support numerous trials of Aridol™ and Bronchitol™ and improving the efficiency and yield of the manufacturing process.

Our manufacturing capabilities will be expanded in 2005, following board approval of a $2.5 million project to triple our existing capacity. Our TGA licence will also be upgraded to include the manufacture of goods for sale.

# Corporate Governance

Pharmaxis has progressively adopted its Corporate Governance Framework over the financial year, both before and after the company's listing on the Australian Stock Exchange on 10 November 2003. Implementation of the Pharmaxis Corporate Governance Framework was completed by 30 June 2004 with details made available on the Pharmaxis website (www.pharmaxis.com.au).

The Board has been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council in March 2003, and other current best practice guidance in establishing its framework and policies. However, the Board is conscious of the need for its policies to be appropriate for the company, and has identified several areas where Pharmaxis is best served by policies that differ from the Recommendations. The Board expects that this Corporate Governance Framework will alter over time as Pharmaxis progresses its business plans, as the company grows in operational complexity, and as the shareholder base of the company grows. It is important to note that approximately 65% of Pharmaxis Ltd shares are currently held by pre-IPO shareholders, which include a number of venture capital funds.

An overview of the principal corporate governance policies and procedures adopted by the Board are described and discussed below, together with dates from which the various aspects of the framework were operational. For ease of reference this section is structured consistently with the ASX Best Practice Recommendations.

## 1. Lay Solid Foundations for Management and Oversight

*Recognise and publish the respective roles and responsibilities of Board and management.*

### 1.1. Formalise and disclose the functions reserved to the Board and those delegated to management

The Board adopted the following statement at its April meeting and published the statement on the Pharmaxis website on 3 June 2004.

**Role of the Board:**

The Board is responsible to shareholders for the overall governance of Pharmaxis Ltd including:

- Contributing to (together with senior management) and approval of the corporate strategy and performance objectives
- Approval of business plans, the annual budget, significant corporate projects and major capital expenditure initiatives
- Monitoring senior management's performance and implementation of strategy and plans including major capital expenditures; significant corporate projects; any acquisitions or divestments
- Monitoring financial performance and reporting including approval of the annual and half-year financial reports and liaison with the company's auditors
- Approving major changes to organisational structures
- Approving and overseeing policies and procedures for the effective management and control of the company, including overseeing and monitoring the integrity of the company's internal control and management information systems, codes of conduct and legal compliance
- Defining and monitoring the respective roles of the Board and management
- Succession planning, including Board and key executive succession planning
- Remuneration policy covering Directors and senior management
- Appointing and removing the Chief Executive Officer, the Chief Financial Officer and the Company Secretary
- Investor relations and shareholder communications, including the company's Continuous Disclosure and Shareholder Communications Policy
- Ensuring the various Board committees are appropriately constituted and performing their functions
- Ensuring, on advice of the audit committee, that the company auditor is properly appointed and is performing its duties adequately and independently

**The role of management:**

The Chief Executive Officer (CEO) and senior management are responsible for:

- Developing corporate strategy, performance objectives, business plans, budgets etc for review and approval by the Board
- Developing appropriate policies and procedures for the management of the business
- The day-to-day management of the company's affairs and the implementation of corporate strategy and policy initiatives, within the context of the Board approved budget.

The Board will regularly review the respective roles and the allocation of responsibilities between the Board and management as the company grows, and will annually update and/or affirm the allocation of roles and responsibilities described above.

## 2. Structure the Board to Add Value

*Have a Board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.*

### 2.1. A majority of the Board should be independent directors

Pharmaxis has three independent directors and four directors who are not independent as defined by ASX Guidelines – two because they are executives of the company, and two because they are principals of venture capital firms that are major shareholders. While the percentage of independent directors does not comply with the ASX Corporate Governance Council Guideline 2.1, the Board believes that its membership is appropriate for the current stage of the company's development. The specific industry experience and knowledge of the venture capital firm principals are considered particularly relevant to the company in this regard. However, the Board expects that its membership will change over time as its required mix of skills changes, and also as the company's shareholder base changes. Two of the three independent directors joined the Board during calendar 2003.

The appointment of additional independent directors or the removal of one of the existing directors is not considered to be in the best interests of the effective operation of the Board at this time. The transition of the Board from its existing membership to a Board with a majority of independent directors is to be managed by the Board itself, with guidance from the Remuneration and Nomination Committee.

The Board assesses director independence using the criteria outlined in the ASX Recommendations. The threshold for materiality is set at $250,000 in any one year in relation to financial/contractual dealings with the company, and ten years in relation to years of service.

**Directors' Terms & Experience:**

| Name | Status | Relevant Skills & Experience | Appointed |
|---|---|---|---|
| Denis Hanley | Independent Chairman | Leading expert in developing and commercialising new technology; extensive experience in building Australian corporations to become successful global entities | 24 October 2001 |
| Malcolm McComas | Independent director | Extensive investment banking experience, particularly equity and debt finance, acquisitions and divestments, and major equity issues and privatisations | 4 July 2003 |
| Charles Kiefel | Independent director | More than 20 years' experience in finance and investment banking | 1 May 2003 |
| Alan Robertson | Chief Executive Officer | More than 20 years' experience in drug discovery and product development; experience in assisting early-stage pharmaceutical companies in start-up and development. | 25 July 2000 |
| Brett Charlton | Medical Director | Co-founder of company. Medical researcher and specialist in autoimmune disease and diabetes; has over 15 years' experience managing clinical trials. | 1 June 1998 |
| Brigitte Smith | Non-executive director | Venture capital investor with over ten years' experience in strategic management consulting and working with early stage technology-based businesses in the US and Australia | 22 October 1999 |
| Carrie Hillyard | Non-executive director | More than 30 years' experience of the complete healthcare product lifecycle | 28 August 2002 |

**2.2. The chairperson should be an independent director**

The Pharmaxis Ltd Corporate Governance Framework requires the chairperson to be independent.

**2.3. The roles of chairperson and chief executive officer should not be exercised by the same individual**

The Pharmaxis Ltd Corporate Governance Framework requires the chairperson to be a different individual to the chief executive officer.

**2.4. The Board should establish a nomination committee**

Pharmaxis established a Remuneration and Nomination Committee on 4 December 2003. The combined role is considered appropriate for a company of this size. A copy of the committee charter was made available on the Pharmaxis website on 3 June 2004. Responsibilities of the Remuneration and Nomination Committee include assessing the appropriate size, composition, and skill mix of the Board. The appointment of new directors will be based on the committee's recommendations.

The Remuneration & Nomination Committee consists of:

| Name | Meetings Held | Meetings Attended |
|---|---|---|
| Denis Hanley – Chair | 5 | 5 |
| Carrie Hillyard | 5 | 5 |
| Brigitte Smith | 5 | 5 |

The commentary and guidance to the ASX Principles of Good Corporate Governance recommends nomination committees comprise a majority of independent directors. Only the chair of the Remuneration and Nomination Committee is independent – refer to discussion in 2.1 above.

**2.5. Independent professional advice**

The Board has an agreed procedure for directors and Board committees to obtain independent professional advice at the company's expense.

## 3. Promote Ethical and Responsible Decision Making

*Actively promote ethical and responsible decision making.*

**3.1. Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:**

- **the practices necessary to maintain confidence in the company's integrity**
- **the responsibility and accountability of individuals for reporting and investigating reports of unethical practices**

Due to the size of Pharmaxis, oversight of decision-making by the Board and senior management is not overly complex at this time. However, the Board recognises the importance of clearly articulating the values on which they wish to build the company and the manner in which they wish to see those values maintained. The company therefore developed a code of conduct applicable to directors, senior executive management, and employees generally, which was adopted at the Board's April meeting and made available on the Pharmaxis website on 3 June 2004.

**3.2. Disclose the policy concerning trading in company securities by directors, officers and employees**

A draft Pharmaxis Share Trading Policy was adopted by the Board at its November meeting, before the company listed on the Australian Stock Exchange. The current Share Trading Policy was adopted by the Board at its April 2004 meeting and made available on the Pharmaxis website on 3 June 2004.

## 4. Safeguard Integrity in Financial Reporting

*Have a structure to independently verify and safeguard the integrity of the company's financial reporting.*

**4.1. Require the chief executive officer and the chief financial officer to state in writing to the Board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards**

This is a requirement of the Pharmaxis Ltd Corporate Governance Framework.

**4.2. The Board should establish an audit committee**

The Pharmaxis Audit Committee was established on 4 July 2003.

**4.3. Structure the audit committee so that it consists of:**

- **only non-executive directors**
- **majority of independent directors**
- **an independent chair, not chair of the Board**
- **at least three members**

The structure of the Pharmaxis Audit Committee complies with the above recommendation.

The Audit Committee consists of:

| Name | Qualifications | Meetings Held | Meetings Attended |
|---|---|---|---|
| Charles Kiefel – Chair | B Com. FCA FAICD | 4 | 3 |
| Denis Hanley – appointed 25 September 2003 | MBA FCPA FAICD | 3 | 3 |
| Malcolm McComas – appointed 25 September 2003 | B Ec. LLB FSIA AICD | 3 | 3 |
| Brigitte Smith – resigned 25 September 2003 | B Chem.Eng. MBA MALD | 1 | 1 |

**4.4. The audit committee should have a formal charter**

The Pharmaxis Audit Committee Charter was approved by the Board on 4 December 2003. A copy of the committee charter was made available on the Pharmaxis website on 3 June 2004. The Audit Committee is responsible the integrity of the company's financial reporting and overseeing the independence of the external auditors. The Audit Committee is responsible for recommending to the Board the appointment of the external auditor. The charter requires the rotation of the external audit engagement partner.

## 5. Make Timely and Balanced Disclosure

*Make timely and balanced disclosure of all material matters concerning the company.*

**5.1. Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance**

Pharmaxis has established a Disclosure Committee to oversee the establishment of appropriate policies and procedures in relation to communications with the market, and to review all announcements to the market. The Committee consist of the Chairman, the Chief Executive Officer, and the Chief Financial Officer/Company Secretary.

The Board adopted a draft Continuous Disclosure and Shareholder Communications Policy at its November 2003 meeting prior to Pharmaxis listing on the Australian Stock Exchange. The current policy was adopted by the Board at its April 2004 meeting and made available on the Pharmaxis website on 3 June 2004.

## 6. Respect the Rights of Shareholders

*Respect the rights of shareholders and facilitate the effective exercise of those rights.*

**6.1. Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings**

The Board believes that regular and relevant communication to shareholders and the market generally is key to investor support of the company. Shareholders are then better able to assess the risks inherent in investing in the company. Pharmaxis has therefore developed a Continuous Disclosure and Shareholder Communication Policy, referred to in 5.1 above. The Board has also resolved to provide shareholders with quarterly updates of the company's progress across all areas of the business (in addition to continuous disclosure requirements), and utilise its website to disclose useful and relevant information about the company.

**6.2. Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report**

The Pharmaxis Ltd Corporate Governance Framework requires that the external auditor be requested to attend annual general meetings so as to be able to answer shareholder questions.

## 7. Recognise and Manage Risk

*Establish a sound system of risk oversight and management and internal control.*

**7.1. The Board or appropriate board committee should establish policies on risk oversight and management**

The Audit Committee is responsible for oversight in this area. The Pharmaxis Risk Management Statement, approved by the Board on 1 April 2004 and available on the Pharmaxis website from 3 June 2004, provides an overview of the company's risk profile and management strategies.

**7.2. The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the Board in writing that:**

**a) Statement given in 4.1 above is based on a sound system of risk management and internal compliance and control, which implements policies adopted by the Board**

**b) The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects**

This recommendation is a requirement of the Pharmaxis Corporate Governance Framework.

## 8. Encourage Enhanced Performance

*Fairly review and actively encourage enhanced Board and management effectiveness.*

**8.1. Disclose the process for performance evaluation of the Board, its committees and individual directors, and key executives**

The following summary of the process adopted by the Remuneration and Nomination Committee was made available on the Pharmaxis website on 3 June 2004:

### Introduction

The Pharmaxis Remuneration and Nomination Committee is responsible for assessing the performance of the Board and key executives.

The process adopted by the Committee to fulfil this responsibility is described below.

### Pharmaxis Board

The Board recognises the value of an annual review of Board performance and processes. However, the Board is mindful that any concerns a director may have in this area are dealt with on a timely basis. Therefore, the agenda at each meeting of the Board includes consideration on the Board's processes and performance, at which time executive officers leave the meeting.

In addition, the Committee conducts an annual survey of directors consisting of two separate components – Board Performance and Individual Performance.

The Board Performance survey is designed to:

- Review the current corporate governance practices of the company – identify any requirements for change
- Review the respective roles of the Board and management
- Review the mix of experience and skills required by the Board
- Assess the performance of the Board as a whole over the previous 12 months
- Assess the effectiveness of Board processes
- Examine ways of assisting the Board in performing its duties more effectively and efficiently

The Board Performance surveys are collated by the Company Secretary and discussed at a separate meeting of non-executive directors prior to discussion at a full Board meeting to agree on the implementation of any recommendations.

The Individual Performance survey is designed to assess the performance of individual directors. Each director completes a survey in relation to every member of the Board including themselves and the Company Secretary. The results of the surveys are collated by the Company Secretary and provided to the director concerned and the chairman as a basis for one-on-one meetings (see below).

### Board Committees

Board Committee performance is assessed using the Board performance survey, separately completed by committee members in relation to their respective committee. Individual committees are then asked to:

- review recommendations and comments arising from the survey, implementing changes considered appropriate
- review their committee charter annually, recommending changes to the Board

### Individual Directors

The chairman meets with each non-executive director separately to discuss individual performance and contribution, based on Individual Performance surveys.

### Key Executives

The Committee is specifically responsible for reviewing the ongoing performance of the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. In June of each year the Committee:

- approves individual milestones/objectives for all senior executives for the coming financial year, the milestones being based on the company's business plan approved by the Board
- evaluates individual performance compared to milestones/objectives set at the beginning of the year
- approves the payment of any bonuses based on performance against milestones/objectives for the current fiscal year
- approves the vesting of employee options based on performance of milestones/objectives for the current fiscal year

### Current Year Progress

Since listing in November 2003 the Board has:

- Developed the above procedures for the annual performance review of the Board, the Audit Committee, the Remuneration and Nomination Committee, and individual directors.
- Completed a review of Board performance
- Completed a review of the Remuneration & Nomination Committee's performance
- Completed a review of the Audit Committee's performance
- Completed a review of individual director's performance

## 9. Remunerate Fairly and Responsibly

*Ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined.*

**9.1. Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.**

The Directors' Report includes a remuneration report that discloses the principles used to determine the nature and amount of remuneration, details of remuneration including incentive payments, service agreements, share-based compensation and loans to directors and executives. Similar and additional information is contained in note 17 to the financial statements.

**9.2. The Board should establish a remuneration committee**

The Pharmaxis Remuneration Committee was initially created in 2002. It was merged into the Remuneration and Nomination Committee and its charter approved by the Board on 4 December 2003. A copy of the committee charter was made available on the Pharmaxis website on 3 June 2004. Details of committee membership are detailed at 2.4 above.

**9.3. Clearly distinguish the structure of non-executive directors' remuneration from that of executives**

As non-executive directors assess individual and company performance, their remuneration does not have any variable incentive component. Only executive director and senior management remuneration includes a variable component such as the vesting of options or bonus payments linked to the achievement of performance targets.

**9.4. Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders**

The Pharmaxis Employee Option Plan was initially approved by the company's shareholders in 1999. The shareholders also approved amendments to the Plan in May 2003. Future amendments to the Plan, the introduction of any other equity-based remuneration schemes, or the issue of further options to directors, will be approved by shareholders before being implemented.

## 10. Recognise the Legitimate Interests of Stakeholders

*Recognise legal and other obligations to all legitimate stakeholders.*

**10.1. Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders**

Refer to 3.1 above

# Financial Statements and Directors' Report

30 June 2004

# Directors' Report

Your directors present their report on the company for the year ended 30 June 2004.

## Directors

The following persons were directors of the company during the whole of the year and up to the date of this report:

Denis Hanley
Brett Charlton
Carmel (Carrie) Hillyard
Charles Kiefel
Alan Robertson
Brigitte Smith

Malcolm McComas was appointed a director on 4 July 2003 and continues in office at the date of this report.

William Cowden (alternate for Brett Charlton), Geoffrey Brooke (alternate for Brigitte Smith) and Mark Morrisson (alternate for Carrie Hillyard) were alternate directors until their resignation on 22 September 2003.

## Principal activities

During the year the principal continuing activities of the company consisted of the research, development and commercialisation of therapeutic products to improve the clinical management of chronic respiratory and autoimmune diseases.

## Dividends

No dividends were paid during the year and the directors have not recommended the payment of a dividend.

## Review of operations

***Overview***

Major milestones achieved during the year include:

- the company listed on the Australian Stock Exchange on 10 November 2003, raising $25 million before costs of the issue
- the company commenced manufacture of Aridol™ and Bronchitol™ for use in clinical trials, at its TGA registered manufacturing facility at Frenchs Forest
- the Phase III clinical trial of the Aridol™ lung function test and the Phase II clinical trials of Bronchitol™ for bronchiectasis and cystic fibrosis commenced recruitment phase
- both the Aridol™ and bronchiectasis clinical trials successfully completed recruitment in July 2004
- the senior management team was enhanced with the appointment of Mr Gary Phillips as Commercial Director and Mr John Crapper as Chief Operation Officer. Another key appointment was Mr Ron Sinani as Senior Regulatory Affairs Associate. The clinical trials team and manufacturing group have each expanded due to the increased clinical trial activity. Total employees at 30 June 2004 was 28
- the company was successful in its application for research funding under AusIndustry's Pharmaceuticals Partnerships Program. The grant was for approximately $6.1 million over the four years commencing 1 July 2004
- a PCT International Application and two provisional patent applications in the autoimmune disease area have been filed.

Financial Highlights

| | 30 June 2004 $ | 30 June 2003 $ |
|---|---|---|
| Grant income | **1,104,616** | 975,974 |
| Interest | **1,075,380** | 284,417 |
| Other income | **48,002** | 43,058 |
| | **2,227,998** | 1,303,449 |
| Expenses | | |
| Research & development | **(6,047,014)** | (1,789,762) |
| Administration | **(2,181,653)** | (981,476) |
| Net loss | **(6,000,669)** | (1,467,789) |
| Cash and bank accepted commercial bills | **25,217,023** | 7,383,923 |
| Net assets | **26,780,231** | 9,890,061 |

***Grant income:***

Grant income in 2004 derives from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. This grant is significantly larger than grants received in prior periods.

***Interest:***

The company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills on which interest was earned. The net $22.9 million raised in the 10 November 2003 initial public offering added significantly to these invested funds. By contrast, in 2003 the company had less than a million dollars of invested cash until a $9.6 million private venture capital equity round in late August 2002. The increase in interest income while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a board decision to invest in higher yielding bank accepted commercial bills and also rising interest rates.

***Research & development expenses:***

Research & development expenses increased by approximately $4.3 million in 2004 compared to 2003. There are four components to the research & development expenses:

1. The research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases. The level of expenditure in the 2004 for this research unit has not changed materially from 2003
2. The preclinical development group, which relocated from our Canberra office to Frenchs Forest in January 2004. This group is managing the outsourced safety/toxicology studies of the Aridol™ and Bronchitol™ products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2030). This area of expenditure accounted for approximately thirty percent of the increase in overall research & development expenditure reflecting the initiation of work in these areas
3. The clinical trials group, which also relocated from Canberra to Frenchs Forest in January 2004. This internal clinical trial group design and monitor the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. During 2004, expenditure commenced on three clinical trials. Approximately fifty percent of the increase in overall research & development expenditure is attributable to the increased expenditure on clinical trials
4. Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. This area of expenditure also accounted for approximately twenty per cent of the increase in overall research & development expenditure, reflecting particularly the increased activity in clinical trials

***Administration expenses:***

Administration expenses include accounting, legal, intellectual property, administration, office and public company costs. Until November 2002 the small level of these services required by the company were provided by outside providers, and the company did not have its own premises. Since November 2002 when the company first leased its facilities at Frenchs Forest it has employed the staff required to establish these administrative capabilities. The growth of the company and its listing on the Australian Stock Exchange has also increased the level of administration support needed. During 2004 the company also incurred costs to relocate a number of staff members to Sydney.

### Significant changes in the state of affairs

The $25 million initial public offering of the company and its subsequent listing on the Australian Stock Exchange on 10 November 2003 increased cash funds of the company by $22.9 million after deducting associated expenses. The company ended the year with $25.2 million in cash and bank accepted commercial bills.

The fit-out of the Frenchs Forest facility and installation of the manufacturing equipment was substantially completed in 2003. Expenditures on plant and equipment have therefore significantly reduced in the current reporting period.

### Matters subsequent to the end of the financial year

On 16 July 2004, the company announced the successful completion of patient enrolment for its Phase II trial of Bronchitol™ in the lung disease bronchiectasis. On 30 July 2004 the company announced the successful completion of patient enrolment for its 600 patient Phase III trial of Aridol™ in asthma.

Except for these items, no matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

(a) the company's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the company's state of affairs in future financial years.

### Likely developments and expected results of operations

Likely developments in the operations of the company that were not finalised at the date of this report included approval by the board of an expansion of the manufacturing capacity based at Frenchs Forest to cater for the commercial launch of Aridol™ and additional clinical trials of both Aridol™ and Bronchitol™. The expansion is expected to cost approximately $2.5 million and be operational by March 2005. Additional comments on expected results of certain of the operations of the company are included in this report under the review of operations.

Further information on likely developments in the operations of the company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

### Environmental regulation

The company is subject to environmental regulation in respect of its manufacturing activities including the Clean Air Act 1961, Clean Waters Act 1970, Pollution Control Act 1970, Noise Control Act 1975 and Waste Minimisation & Management Act 1995. However, the company is not presently required to hold any licenses for its current scale of manufacturing operations. The company expects to apply for water discharge licences as it expands its manufacturing capacity.

The company has a licence to manufacture goods for clinical trial from the TGA and is preparing to apply for an amendment to this licence to manufacture goods for commercial sale.

### Information on directors

| Director | Experience | Special responsibilities | Particulars of directors' interests in shares and options of Pharmaxis Ltd | |
|---|---|---|---|---|
| | | | Ordinary shares | Options |
| *Chairman – non-executive* | | | | |
| Denis M Hanley<br>MBA, FCPA, FAICD | Independent non-executive Chairman for three years. Age 57. Extensive experience in developing and commercialising new Australian technology including 14 years as CEO of Memtec Ltd which grew from a small enterprise to a successful NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of $900 million. Prior to his Memtec experience, Denis worked for the international medical company Baxter Healthcare, both in the US and also as their Australian managing director. | Chairman<br>Chairman of Remuneration and Nomination Committee<br>Member of Audit Committee | 560,000 | 1,040,000 |

Information on directors (cont'd)

| Director | Experience | Special responsibilities | Particulars of directors' interests in shares and options of Pharmaxis Ltd | |
|---|---|---|---|---|
| | | | Ordinary shares | Options |
| *Executive* | | | | |
| Alan D Robertson<br>BSc, PhD | Managing Director and CEO for four years. Age 48. More than 20 years' experience in drug discovery and development with leading pharmaceutical companies, during which time his team developed a new migraine therapeutic now known as Zomig, marketed worldwide by Astra Zeneca. Subsequent experience was with the Faulding Group as New Product Development Manager, Amrad Ltd as Head of Drug Development and more recently assisting early-stage pharmaceutical companies in their start-up and development, including Promics Pty Ltd and Kinacia Pty Ltd. | Managing Director and Chief Executive Officer | – | 2,080,000 |
| Brett Charlton<br>MBBS, PhD, MAICD | Medical Director for six years. Age 48. Co-founder of Pharmaxis Ltd. Medical researcher and specialist, particularly in the area of autoimmune disease. Clinical trials management experience for over 15 years. Has held positions with the Walter and Eliza Hall Institute, Royal Melbourne Hospital, Baxter Centre for Medical Research, Stanford University and the John Curtin School of Medical Research. | Medical Director | 20,000 | 1,600,000 |
| *Non-executive directors* | | | | |
| Brigitte H Smith<br>B.Chem Eng, MBA, MALD, FAICD | Non-executive director for four years. Age 37. A venture capital investor and managing director of GBS Venture Partners; sits on the board of five GBS Venture Partners portfolio companies. Previous strategic management experience with Bain & Company, Motorola and Molten Metal Technology. | Member of Remuneration and Nomination Committee Member of Audit Committee until August 2003 | (a) | – |
| Carrie J Hillyard<br>BSc, PhD, FTSE | Non-executive director for two years. Age 55. A venture capital investor and partner at CM Capital Investments with responsibility for the life science practice. More than 20 years' experience in medical research and commercialisation including eight years as Director of Research & Development for AGEN Biomedical Ltd and three years as a member of the Federal Industry Research and Development Board. | Member of Remuneration and Nomination Committee | (b) | – |
| Charles PH Kiefel<br>BCom, FCA, FAICD | Non-executive director for one year. Age 49. More than 20 years' experience in the financial and investment banking sector including Managing Director of Corporate Finance at ANZ Investment Bank, Director of Corporate Finance at Ord Minnett and also with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York) | Chairman of Audit Committee | 200,000 | 200,000 |
| Malcolm J McComas<br>BEc, LLB, FSIA, AICD | Non-executive director for one year. Age 49. More than 20 years' investment banking experience and five years legal experience. Previously a managing director of Salomon Smith Barney. Currently a director of Grant Samuel, a non-executive director of ION Ltd and non-executive chairman of Sunshine Heart Inc. | Member of Audit Committee | 100,000 | 200,000 |

(a) BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust holds 20,245,000 shares at 30 June 2004, of which 1,045,000 were purchased at the initial public offering of the company in November 2003. GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, holds 10,580,000 shares at 30 June 2004 of which 4,180,000 were purchased at the initial public offering of the company in November 2003.

(b) CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, holds 11,189,044 shares at 30 June 2004, of which 3,989,044 were purchased at the initial public offering of the company in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., holds 3,635,956 shares at 30 June 2004 of which 1,235,956 were purchased at the initial public offering of the company in November 2003.

***Company secretary***

The company secretary is Mr David M McGarvey, CA, who was appointed to the position of company secretary in 2002. Before joining Pharmaxis Ltd he held similar positions with both listed and unlisted companies, including Memtec Limited, which was listed on NASDAQ and subsequently the New York Stock Exchange.

## Meetings of directors

The number of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2004, and the number of meetings attended by each director were:

| | Board Meetings | | Meetings of Committees | | | |
|---|---|---|---|---|---|---|
| | | | Audit | | Remuneration & Nomination | |
| | A | B | A | B | A | B |
| DM Hanley | 17 | 17 | 3 | 3 | 5 | 5 |
| AD Robertson | 17 | 17 | – | – | – | – |
| B Charlton | 17 | 17 | – | – | – | – |
| BH Smith | 17 | 17 | 1 | 1 | 5 | 5 |
| CJ Hillyard | 17 | 16 | – | – | 5 | 5 |
| C Kiefel | 17 | 16 | 4 | 3 | – | – |
| MJ McComas (appointed 4 July 2003) | 17 | 16 | 3 | 3 | – | – |
| WB Cowden (resigned 22 September 2003) | – | – | – | – | – | – |
| G Brooke (resigned 22 September 2003) | – | – | – | – | – | – |
| M Morrisson (resigned 22 September 2003) | – | – | – | – | – | – |

A = Number of meetings held during the time the director held office or was a member of the committee during the year

B = Number of meetings attended

## Retirement, election and continuation in office of directors

The following directors are retiring in accordance with the company's constitution and, being eligible, offer themselves for re-election.

- DM Hanley
- BH Smith
- B Charlton

## Remuneration report

***Principles used to determine the nature and amount of remuneration***

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company's business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee.

Performance targets in the main relate to objectives and milestones assigned to individual executives from the company's annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is assessed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

*Non-executive directors*

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

- a base fee, currently $52,500 for the chairman and $25,625 for other non-executive directors
- an additional flat annual fee for non-executive directors serving on committees, currently $5,000
- statutory superannuation for the independent non-executive directors, currently 9%
- options under the Pharmaxis Employee Option Plan. Options vest over approximately four years from grant date. Note: options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company

Non-executive directors' fees (including statutory superannuation) are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2004 was $149,846.

*Retirement allowances for directors*

Termination payments apply only to executive directors, as discussed below.

*Executive directors and other senior executives:*

There are four components to executive remuneration:

- a base salary paid in cash or packaged at the executive's discretion within FBT guidelines as a total cost package
- statutory superannuation up to 9%
- a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee
- options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive's options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2003. Sign-on options were granted to DM McGarvey in 2003 and JF Crapper and GJ Phillips in 2004. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

*Termination payments*

Termination payments apply only to executive directors and senior management. The employment contracts for each of the listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months' notice on the grounds of redundancy and with three months' notice without cause. No additional payments apply on termination.

*Pharmaxis Employee Option Plan*

Information on the Pharmaxis Employee Option Plan is set out in note 21 to the financial statements.

*Details of remuneration*

Details of the remuneration of each director of Pharmaxis Ltd and each of the four officers of the company receiving the highest emoluments for the year ended 30 June 2004 are set out in the following table. Pharmaxis Ltd has a total of four executive officers in addition to the executive directors:

*Directors of Pharmaxis Ltd*

| 2004 | Primary | | | | Equity | |
|---|---|---|---|---|---|---|
| Name | Cash salary and fees $ | Cash incentive 2003[1] $ | Cash incentive 2004[1] $ | Super-annuation $ | Options $ | Total $ |
| Denis Michael Hanley | 53,750 | | | 4,838 | 28,017 | 86,605 |
| Alan Duncan Robertson | 182,500 | 50,000 | 72,000 | 15,750 | 67,240 | 387,490 |
| Brett Charlton | 133,250 | 30,000 | 36,000 | 11,700 | 33,620 | 244,570 |
| Brigitte Helen Smith | 15,313 | – | – | – | – | 15,313 |
| Charles Peter Hunt Kiefel | 27,813 | – | – | 2,503 | 16,038 | 46,354 |
| Carmel Judith Hillyard | 15,313 | – | – | – | – | 15,313 |
| Malcolm John McComas | 27,813 | – | – | 2,503 | 17,465 | 47,781 |
| William Butler Cowden *(alternate for Brett Charlton; resigned 22 September 2003)* | 30,582 | 30,000 | – | 2,685 | 7,716 | 70,983 |
| Geoffrey Edward Duncan Brooke *(alternate for Brigitte Smith; resigned 22 September 2003)* | – | – | – | – | – | – |
| Mark Andrew Morrisson *(alternate for Carmel Hillyard; resigned 22 September 2003)* | – | – | – | – | – | – |
| Total | 486,334 | 110,000 | 108,000 | 39,979 | 170,096 | 914,409 |

*Other executives of Pharmaxis Ltd*

| 2004 | Primary | | | | Equity | |
|---|---|---|---|---|---|---|
| Name | Cash salary and fees $ | Cash incentive 2003[1] $ | Cash incentive 2004[1] $ | Super-annuation $ | Options $ | Total $ |
| William Butler Cowden *(alternate director until 22 September 2003)* | 102,668 | – | 12,000 | 9,015 | 25,904 | 149,587 |
| John Francis Crapper | 174,250 | – | 22,500 | 15,300 | 122,713 | 334,763 |
| David Morris McGarvey | 184,496 | 10,000 | 40,000 | 16,200 | 94,759 | 345,455 |
| Gary Jonathan Phillips | 107,917 | – | 23,320 | 9,713 | 54,782 | 195,732 |
| Total | 569,331 | 10,000 | 97,820 | 50,228 | 298,158 | 1,025,537 |

(1) Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2003. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Options are granted to directors and executives under the Pharmaxis Employee Option Plan, details of which are set out in note 21 to the financial statements.

***Service agreements***

Details of service agreements are set out in note 17 to the financial statements.

*Share-based compensation – options*

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are set out in note 17 to the financial statements.

***Equity instrument disclosures relating to directors and executives***

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Pharmaxis Ltd and each of the four specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 21 to the financial statements.

| Name | Number of options granted during the year |
|---|---|
| ***Directors of Pharmaxis Ltd*** | |
| Malcolm John McComas | 200,000 |
| ***Specified executives of the company*** | |
| John Francis Crapper | 960,000 |
| Gary Jonathan Phillips | 500,000 |

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

***Shares issued on exercise of remuneration options***

Nil

***Shares under option***

Unissued ordinary shares of Pharmaxis Ltd under option at the date of this report are as follows:

| Date options granted | Expiry date | Issue price of shares | Number under option |
|---|---|---|---|
| 1 December 1999 | 30 November 2009 | $0.1250 | 2,400,000 |
| 1 July 2000 | 30 June 2010 | $0.1250 | 384,000 |
| 1 January 2001 | 31 December 2010 | $0.1250 | 96,000 |
| 1 September 2001 | 30 August 2011 | $0.3125 | 640,000 |
| 2 December 2001 | 30 November 2011 | $0.1250 | 160,000 |
| 12 May 2003 | 30 June 2012 | $0.3125 | 4,640,000 |
| 12 May 2003 | 30 November 2012 | $0.3125 | 480,000 |
| 12 May 2003 | 30 April 2013 | $0.3125 | 216,000 |
| 1 July 2003 | 30 June 2013 | $0.3125 | 960,000 |
| 4 July 2003 | 3 July 2013 | $0.3125 | 200,000 |
| 9 December 2003 | 30 November 2013 | $0.3760 | 500,000 |
| 25 April 2004 | 24 April 2014 | $0.5080 | 60,000 |
| 4 June 2004 | 3 June 2014 | $0.4260 | 15,000 |
| | | | 10,751,000 |

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

### Shares issued on the exercise of options

No shares have been issued on the exercise of options granted under the Pharmaxis Ltd Employee Option Plan.

### Loans to directors and executives

Nil

### Insurance of officers

During the financial year, Pharmaxis Ltd paid a premium of $177,100 to insure the directors and officers of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. Policy exclusions include: liabilities that arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company; pollution that could reasonably be known to management; and, bodily injury and property damage. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

### Agreement to indemnify officers

Pharmaxis Ltd has entered into Deeds of Access, Indemnity and Insurance with each of the directors and the company secretary. Each deed provides each respective officer with the following:

- a right to access certain board papers of the company during the period of their tenure and for a period of seven years after that tenure ends;
- subject to the Corporations Act, an indemnity in respect of liability to persons other than the company and its related bodies corporate that they may incur while acting in their capacity as an officer of the company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and
- the requirement that the company maintain appropriate directors' and officers' insurance for the officer.

During the financial year the company entered into an agreement with Mr McComas at the time of his appointment as a director.

No liability has arisen under these indemnities as at the date of this report.

### Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company are important.

Details of the amounts paid to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out in note 16 to the financial statements.

The board of directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the integrity and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

This report is made in accordance with a resolution of the directors.

Alan D Robertson
Director

Sydney
5th August 2004

# Statement of financial performance

For the year ended 30 June 2004

| | Notes | 2004<br>$ | 2003<br>$ |
|---|---|---|---|
| **Revenue from sale of goods** | 2 | – | – |
| Cost of sales | | – | – |
| **Gross profit** | | – | – |
| Other revenues from ordinary activities | 2 | **2,227,998** | 1,303,449 |
| Other expenses from ordinary activities | | | |
| Research & development expenses | | **(6,047,014)** | (1,789,762) |
| Administration expenses | | **(2,181,653)** | (981,476) |
| **Profit / (loss) from ordinary activities before related income tax expense** | | **(6,000,669)** | (1,467,789) |
| Income tax expense / (credit) | 4 | – | – |
| **Net profit / (loss)** | 14(f) | **(6,000,669)** | (1,467,789) |
| **Earnings per share** | | **Cents** | Cents |
| Basic and diluted earnings / (loss) per share | 24 | **(6.6)** | (2.8) |

The above statement of financial performance should be read in conjunction with the accompanying notes.

# Statement of financial position

As at 30 June 2004

| | Notes | 2004 $ | 2003 $ |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and bank balances | 5 | 1,117,532 | 1,391,707 |
| Other financial assets | 6 | 24,099,491 | 5,992,216 |
| Receivables | 7 | – | 62,582 |
| Other | 8 | 148,193 | 84,235 |
| Total Current Assets | | 25,365,216 | 7,530,740 |
| **Non-Current Assets** | | | |
| Plant and equipment | 9 | 1,473,888 | 1,515,016 |
| Intangible assets | 10 | 1,161,909 | 1,205,000 |
| Other | 8 | 260,007 | 243,800 |
| Total Non-Current Assets | | 2,895,804 | 2,963,816 |
| **Total Assets** | | 28,261,020 | 10,494,556 |
| **Current Liabilities** | | | |
| Accounts payable | 11 | 1,447,810 | 284,433 |
| Other liabilities | 12 | 23,223 | 318,563 |
| Total Current Liabilities | | 1,471,033 | 602,996 |
| **Non-Current Liabilities** | | | |
| Provisions | 13 | 9,756 | 1,499 |
| Total Non-Current Liabilities | | 9,756 | 1,499 |
| **Total Liabilities** | | 1,480,789 | 604,495 |
| **Net Assets** | | 26,780,231 | 9,890,061 |
| **Shareholders' Equity** | | | |
| Share capital | 14(a) | 35,695,368 | 12,804,529 |
| Retained earnings | 14(f) | (8,915,137) | (2,914,468) |
| **Total Shareholders' Equity** | | 26,780,231 | 9,890,061 |

The above statement of financial position should be read in conjunction with the accompanying notes.

# Statement of cashflows

For the year ended 30 June 2004

| | Notes | 2004 $ | 2003 $ |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Research grant receipts from governments | | **871,858** | 1,290,093 |
| Payments to suppliers and employees | | **(6,662,396)** | (2,773,124) |
| Interest received | | **1,090,254** | 269,543 |
| Rental income | | **48,134** | 45,585 |
| Tax paid | | **–** | – |
| **Net cash flows from operating activities** | 19 | **(4,652,150)** | (1,167,903) |
| **Cash Flows from Investing Activities** | | | |
| Payment for properties, plant and equipment | 9 | **(360,086)** | (1,569,278) |
| Payment for patent applications | | **(45,503)** | (83,075) |
| **Net cash flows from investing activities** | | **(405,589)** | (1,652,353) |
| **Cash Flows from Financing Activities** | | | |
| Issuance of shares | 14 | **25,000,000** | 9,630,000 |
| Transaction costs on share issue | 14 | **(2,109,161)** | (176,579) |
| Cancellation of shares | | **–** | (101) |
| **Net cash flows from financing activities** | | **22,890,839** | 9,453,320 |
| **Net Increase in Cash Held** | | **17,833,100** | 6,633,064 |
| Cash at the beginning of the financial year | | **7,383,923** | 750,859 |
| **Cash at the End of the Financial Year** | 19 | **25,217,023** | 7,383,923 |

The above statement of cash flows should be read in conjunction with the accompanying notes.

## Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(r).

### (a) Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognised as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

### (b) Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

### (c) Research and development costs

Research and development costs are expensed as incurred.

### (d) Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

### (e) Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills that are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

### (f) Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortised over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

### (g) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

Note 1. Summary of significant accounting policies (cont'd)

**(h) Employee entitlements**

*(i) Wages and salaries, annual leave*

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

*(ii) Superannuation*

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

*(iii) Employee share options*

The value of options granted under share option plans described in note 21 is not charged as an employee entitlement expense.

*(iv) Long service leave*

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

**(i) Intangible assets**

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

**(j) Income tax**

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

**(k) Foreign currency translation**

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

**(l) Lease payments**

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

**(m) Maintenance and repairs**

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

**(n) Acquisitions of assets**

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

**(o) Non current assets**

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

Note 1. Summary of significant accounting policies (cont'd)

**(p) Website costs**

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

**(q) Contributed equity**

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

**(r) International Financial Reporting Standards (IFRS)**

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee. The company's transition plan is currently on schedule. An analysis of most of the Australian equivalents to IFRS has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. Some of these choices are still being analysed to determine the most appropriate accounting policy for the company.

The changes identified to date that will be required to the company's existing accounting policies include the following:

*(i) Income tax*

Under the pending Australian standard AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method; items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

*(ii) Equity-based compensation benefits*

Under the pending Australian standard AASB 2 *Share-based Payment*, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the full impact of the transition to Australian equivalents to IFRS on the company's financial position and reported results.

## Note 2. Operating revenue

| | 2004 $ | 2003 $ |
|---|---|---|
| Sales revenue | – | – |
| Interest received | **1,075,380** | 284,417 |
| Government research grant income | **1,104,616** | 975,974 |
| Rental income | **48,002** | 41,441 |
| Other | – | 1,617 |
| | **2,227,998** | 1,303,449 |

## Note 3. Operating profit / (loss)

| | 2004 $ | 2003 $ |
|---|---|---|
| Operating profit / (loss) before income tax for the year includes the following items: | | |
| **Gains** | | |
| Foreign exchange gain | – | 1,617 |
| **Expenditure** | | |
| Depreciation of plant and equipment | **401,214** | 169,812 |
| Amortisation of intangible assets | **88,594** | 85,922 |
| Rental expense of operating leases | **345,517** | 237,793 |

## Note 4. Income tax

| | 2004 $ | 2003 $ |
|---|---|---|
| The prima facie tax on the operating profit / (loss) differs from the income tax provided in the accounts and is reconciled as follows: | | |
| Operating profit / (loss) before income tax | **(6,000,669)** | (1,467,789) |
| Prima facie tax at 30% | **(1,800,201)** | (440,337) |
| Add/deduct: | | |
| Non allowable items | **26,362** | 24,705 |
| Amortisation of capital raising costs included in equity | **(140,078)** | (11,610) |
| Tax benefits not booked | **1,913,917** | 427,242 |
| Income tax expense attributable to operating results | – | – |
| Future income tax benefit not booked: | | |
| Tax losses | **2,610,052** | 776,207 |
| Timing differences | **27,471** | 10,675 |
| | **2,637,523** | 786,882 |

The future income tax benefits will only be obtained if:

i. The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii. The company continues to comply with the conditions for deductibility imposed by tax legislation, and

iii. No change in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

## Note 5. Cash assets

| | 2004 $ | 2003 $ |
|---|---|---|
| Cash at bank | **54,453** | 71,752 |
| Cash on hand | **300** | 447 |
| Cash on deposit | **1,062,779** | 1,319,508 |
| | **1,117,532** | 1,391,707 |

The weighted average interest rate on cash and bank balances is 4.3%.

## Note 6. Other financial assets

| | 2004 $ | 2003 $ |
|---|---|---|
| Bank accepted commercial bills | **24,099,491** | 5,992,216 |

Bank accepted commercial bills mature in July and August 2004. The weighted average interest rate on the bank accepted commercial bills is 5.4%.

## Note 7. Receivables

| | 2004 $ | 2003 $ |
|---|---|---|
| Trade debtors | **–** | 62,582 |
| Less: Provision for doubtful debts | **–** | – |
| | **–** | 62,582 |

Trade debtors represent government research grants owed to the entity and are typically settled within 45 days.

## Note 8. Other assets

| | 2004 $ | 2003 $ |
|---|---|---|
| **Current** | | |
| Prepayments | **77,626** | 51,452 |
| Other | **70,567** | 32,783 |
| | **148,193** | 84,235 |
| **Non Current** | | |
| Security deposits | **260,007** | 243,800 |

## Note 9. Plant and equipment

| | 2004 $ | 2003 $ |
|---|---|---|
| Plant and equipment – at cost | **1,925,069** | 1,644,526 |
| Less: Accumulated depreciation | **(582,141)** | (224,679) |
| | **1,342,928** | 1,419,847 |
| Leasehold improvements – at cost | **152,399** | 120,264 |
| Less: Accumulated depreciation | **(64,986)** | (25,095) |
| | **87,413** | 95,169 |
| Motor vehicles – at cost | **47,408** | – |
| Less: Accumulated depreciation | **(3,861)** | – |
| | **43,547** | – |
| | **1,473,888** | 1,515,016 |

**Reconciliation**

A reconciliation of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

| | Plant & equipment $ | Leasehold improvements $ | Motor vehicles $ | Total $ |
|---|---|---|---|---|
| Carrying amount at 1 July 2003 | 1,419,847 | 95,169 | – | 1,515,016 |
| Additions | 280,543 | 32,135 | 47,408 | 360,086 |
| Depreciation expense | (357,462) | (39,891) | (3,861) | (401,214) |
| Carrying amount at 30 June 2004 | 1,342,928 | 87,413 | 43,547 | 1,473,888 |

## Note 10. Intangible assets

| | 2004 $ | 2003 $ |
|---|---|---|
| Patents and Licences – at cost | **1,557,074** | 1,511,571 |
| Less: Accumulated amortisation | **(395,165)** | (306,571) |
| | **1,161,909** | 1,205,000 |

## Note 11. Accounts payable

| | 2004 $ | 2003 $ |
|---|---|---|
| **Current** | | |
| Trade creditors | **245,190** | 113,396 |
| Other creditors and accruals | **1,202,620** | 171,037 |
| | **1,447,810** | 284,433 |

## Note 12. Other liabilities

| | 2004 $ | 2003 $ |
|---|---|---|
| **Current** | | |
| Deferred government research grants | **23,223** | 318,563 |

## Note 13. Provisions

| | 2004 $ | 2003 $ |
|---|---|---|
| **Non-current** | | |
| Employee entitlements | **9,756** | 1,499 |

| | 2004 $ | 2003 $ |
|---|---|---|
| **Employee entitlements** | | |
| Annual leave included in other creditors and accruals | **98,810** | 52,697 |
| Provision for long service leave included in non-current employee entitlements | **9,756** | 1,499 |
| | **108,566** | 54,196 |

| | Numbers | |
|---|---|---|
| | 2004 | 2003 |
| **Employee Numbers** | | |
| Employees and full time contractors at end of the financial year | **28** | 18 |

## Note 14. Shareholders' equity

| | Notes | 2004 $ | 2003 $ |
|---|---|---|---|
| (a) Contributed equity | | | |
| 108,016,000 ordinary shares (2003: 1,400,000) | | **35,695,368** | 1,400,000 |
| Nil 'A' class converting preference shares (2003: 2,000,000) | | **–** | 2,000,000 |
| Nil 'B' class converting preference shares (2003: 3,852,000) | | **–** | 9,404,529 |
| | | **35,695,368** | 12,804,529 |

The company completed its initial public offering and listed on the Australian Stock exchange on 10 November 2003. As part of the transition to a listed public company:

- the company changed its status from a proprietary to a public company
- a new constitution was adopted and is available on the company's website
- all shares were split on the basis of eight new shares for one old share
- following the share split all 'A' and 'B' series converting preference shares were converted to ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

| | 2004 Number of shares | 2004 $ |
|---|---|---|
| (b) Movements in ordinary shares | | |
| Opening balance at 1 July 2003 | **1,400,000** | 1,400,000 |
| Split of existing shares | **9,800,000** | – |
| Conversion of 'A' and 'B' converting preference shares | **46,816,000** | 11,404,529 |
| Shares issued – initial public offering at $0.50 each | **50,000,000** | 25,000,000 |
| Transaction costs on share issue | **–** | (2,109,161) |
| Ordinary shares at the end of the financial year | **108,016,000** | 35,695,368 |

| | 2004 Number of shares | 2004 $ |
|---|---|---|
| (c) Movements in A class converting preference shares | | |
| Opening balance at 1 July 2003 | **2,000,000** | 2,000,000 |
| Split of existing shares | **14,000,000** | – |
| Conversion to ordinary shares | **(16,000,000)** | (2,000,000) |
| | **–** | – |

| | 2004 Number of shares | 2004 $ |
|---|---|---|
| (d) Movements in B class converting preference shares | | |
| Opening balance at 1 July 2003 | **3,852,000** | 9,404,529 |
| Split of existing shares | **26,964,000** | – |
| Conversion of 'A' and 'B' converting preference shares | **(30,816,000)** | (9,404,529) |
| | **–** | – |

(e) Option plan

Information regarding the employee option plan is set out in Note 21.

| | 2004 $ | 2004 $ |
|---|---|---|
| (f) Retained earnings | | |
| Retained earnings at the beginning of the financial year | **(2,914,468)** | (1,446,679) |
| Net profit / (loss) | **(6,000,669)** | (1,467,789) |
| Retained earnings at the end of the financial year | **(8,915,137)** | (2,914,468) |

## Note 15. Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Note 16. Auditor's remuneration

| | 2004 $ | 2004 $ |
|---|---|---|
| Amounts received, or due and receivable by the auditors of the company for: | | |
| Audit of the company's accounts | 40,100 | 14,400 |
| Other assurance services: | | |
| Audit of government research grant claims | 4,090 | – |
| Advisory services | | |
| Investigating accountants report in prospectus for initial public offering | 55,000 | – |
| Other advisory services | 6,500 | – |
| | 105,690 | 14,400 |

Note 17. Director and executive disclosures

**Directors**
The following persons were directors of Pharmaxis Ltd during the financial year:

***Chairman – non-executive***
Denis Michael Hanley

***Executive directors***
Alan Duncan Robertson, *Managing Director and Chief Executive Officer*
Brett Charlton, *Medical Director*
William Butler Cowden, *alternate for Brett Charlton, resigned 22 September 2003*

***Non-executive directors***
Brigitte Helen Smith
Charles Peter Hunt Kiefel
Carmel Judith Hillyard
Malcolm John McComas, *appointed 4 July 2003*
Geoffrey Edward Duncan Brooke, *alternate for Brigitte Smith; resigned 22 September 2003*
Mark Andrew Morrisson, *alternate for Carmel Hillyard; resigned 22 September 2003*

**Executives (other than directors) with the greatest authority for strategic direction and management**
The company had four executives with authority for the strategic direction and management of the company ('specified executives') during the financial year:

| Name | Position |
|---|---|
| William Butler Cowden | Chief Scientific Officer |
| John Francis Crapper | Chief Operations Officer, *appointed 1 July 2003* |
| David Morris McGarvey | Chief Financial Officer and Company Secretary |
| Gary Jonathan Phillips | Commercial Director, *appointed 1 December 2003* |

**Remuneration of directors and executives**
***Principles used to determine the nature and amount of remuneration***
As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company's business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company's annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.

Note 17. Director and executive disclosures (cont'd)

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

*Non-executive directors*
Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

- a base fee, currently $52,500 for the chairman and $25,625 for other non-executive directors
- an additional flat annual fee for non-executive directors serving on committees, currently $5,000
- statutory superannuation for the independent non-executive directors, currently 9%
- options under the Pharmaxis Ltd Employee Option Plan. Options vest over approximately four years from grant date. Note that options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company

Non-executive directors' fees (including statutory superannuation) are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2004 was $149,846.

*Retirement allowances for directors*
Termination payments apply only to executive directors, as discussed below.

*Executive directors and other senior executives:*
There are four components to executive remuneration:

- a base salary paid in cash or packaged at the executive's discretion within FBT guidelines as a total cost package
- statutory superannuation up to 9%
- a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee
- options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive's options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2003. Sign-on options were granted to DM McGarvey in 2003 and JF Crapper and GJ Phillips in 2004. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

*Termination payments*
Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination.

Note 17. Director and executive disclosures (cont'd)

***Details of remuneration***

Details of the remuneration of each director of Pharmaxis Ltd and each of the four specified executives of the company, including their personally-related entities, are set out in the following table:

*Directors of Pharmaxis Ltd*

| 2004 | Primary | | | | Equity | |
|---|---|---|---|---|---|---|
| Name | Cash salary and fees $ | Cash incentive 2003[1] $ | Cash incentive 2004[1] $ | Super-annuation $ | Options $ | Total $ |
| Denis Michael Hanley | 53,750 | | | 4,838 | 28,017 | 86,605 |
| Alan Duncan Robertson | 182,500 | 50,000 | 72,000 | 15,750 | 67,240 | 387,490 |
| Brett Charlton | 133,250 | 30,000 | 36,000 | 11,700 | 33,620 | 244,570 |
| Brigitte Helen Smith | 15,313 | – | – | – | – | 15,313 |
| Charles Peter Hunt Kiefel | 27,813 | – | – | 2,503 | 16,038 | 46,354 |
| Carmel Judith Hillyard | 15,313 | – | – | – | – | 15,313 |
| Malcolm John McComas | 27,813 | – | – | 2,503 | 17,465 | 47,781 |
| William Butler Cowden *(alternate for Brett Charlton; resigned 22 September 2003)* | 30,582 | 30,000 | – | 2,685 | 7,716 | 70,983 |
| Geoffrey Edward Duncan Brooke *(alternate for Brigitte Smith; resigned 22 September 2003)* | – | – | – | – | – | – |
| Mark Andrew Morrisson *(alternate for Carmel Hillyard; resigned 22 September 2003)* | – | – | – | – | – | – |
| Total | 486,334 | 110,000 | 108,000 | 39,979 | 170,096 | 914,409 |

*Specified executives of the company*

| 2004 | Primary | | | | Equity | |
|---|---|---|---|---|---|---|
| Name | Cash salary and fees $ | Cash incentive 2003[1] $ | Cash incentive 2004[1] $ | Super-annuation $ | Options $ | Total $ |
| William Butler Cowden *(alternate director until 22 September 2003)* | 102,668 | – | 12,000 | 9,015 | 25,904 | 149,587 |
| John Francis Crapper | 174,250 | – | 22,500 | 15,300 | 122,713 | 334,763 |
| David Morris McGarvey | 184,496 | 10,000 | 40,000 | 16,200 | 94,759 | 345,455 |
| Gary Jonathan Phillips *(appointed 1 December 2003)* | 107,917 | – | 23,320 | 9,713 | 54,782 | 195,732 |
| Total | 569,331 | 10,000 | 97,820 | 50,228 | 298,158 | 1,025,537 |

[1] Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2003. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Note 17. Director and executive disclosures (cont'd)

*Service agreements*

Remuneration and other terms of employment for the Chief Executive Officer, Medical Director and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Ltd Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, *Managing Director & Chief Executive Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $190,000, superannuation of $15,750 and a bonus potential of $80,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

Brett Charlton, *Medical Director*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $136,500, superannuation of $11,700 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, *Chief Scientific Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $136,500, superannuation of $11,700 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, *Chief Operations Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $178,500, superannuation of $15,300 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

David Morris McGarvey, *Chief Financial Officer and Company Secretary*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $189,000, superannuation of $16,200 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

Note 17. Director and executive disclosures (cont'd)

Gary Jonathan Phillips, *Commercial Director, appointed 1 December 2003*

- Term of agreement – 30 June 2005.
- Effective 1 December 2003, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months' notice without cause. No additional payments apply on termination other than accrued annual leave.

***Share-based compensation – options***

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

| Grant date | Expiry date | Exercise price | Value per option at grant date | Number of options granted | Number of option grantees | Date exercisable |
|---|---|---|---|---|---|---|
| 12 May 2003 | 30 June 2012 | $0.3125 | $0.1679 | 2,400,000 | 4 | 25% at each of 30 June 2003, 2004, 2005 and 2006, subject to Remuneration and Nomination Committee annual approval. Directors' options subject to ASX escrow until 10 November 2005. |
| 12 May 2003 | 30 June 2012 | $0.3125 | $0.1679 | 400,000 | 1 | 25% at each of 30 June 2003, 2004, 2005 and 2006. Subject to ASX escrow until 10 November 2005. |
| 12 May 2003 | 30 June 2012 | $0.3125 | $0.1679 | 480,000 | 1 | 1 December 2003 (sign-on options) |
| 12 May 2003 | 30 June 2012 | $0.3125 | $0.1679 | 960,000 | 2 | 30 June 2003. Subject to ASX escrow until 10 November 2005. |
| 1 July 2003 | 30 June 2013 | $0.3125 | $0.1681 | 480,000 | 1 | 25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval. |
| 1 July 2003 | 30 June 2013 | $0.3125 | $0.1681 | 480,000 | 1 | 1 July 2004 (sign-on options) |
| 4 July 2003 | 3 July 2013 | $0.3125 | $0.1681 | 200,000 | 1 | 25% at each of 30 June 2004, 2005, 2006 and 2007. Options issued to directors are also subject to ASX escrow until 10 November 2005. |
| 9 December 2003 | 30 November 2013 | $0.3760 | $0.2184 | 250,000 | 1 | 25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval. |
| 9 December 2003 | 30 November 2013 | $0.3760 | $0.2184 | 250,000 | 1 | 30 November 2004 (sign-on options) |

Options are granted under the Pharmaxis Ltd Employee Option Plan. Further information on the options is set out in note 21.

Note 17. Director and executive disclosures (cont'd)

**Equity instrument disclosures relating to directors and executives**

***Options provided as remuneration***

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 21.

| Name | Number of options granted during the year | Number of options vested during the year[1] |
|---|---|---|
| *Directors of Pharmaxis Ltd* | | |
| Malcolm McComas | 200,000 | 50,000 |
| Denis Hanley | | 100,000 |
| Alan Robertson | | 240,000 |
| Brett Charlton | | 120,000 |
| Charles Kiefel | | 50,000 |
| *Specified executives of the company* | | |
| John Crapper | 960,000 | 120,000 |
| Gary Phillips | 500,000 | 62,500 |
| William Cowden | | 120,000 |
| David McGarvey | | 600,000 |

[1] Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

***Shares provided on exercise of remuneration options***

Nil

***Option holdings***

The numbers of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

| Name | Balance at the start of the year[1] | Granted during the year as remuneration | Exercised during the year | Other changes during the year | Balance at the end of the year | Vested and exercisable at the end of the year[2] |
|---|---|---|---|---|---|---|
| *Directors of Pharmaxis Ltd* | | | | | | |
| DM Hanley | 1,040,000 | – | – | – | 1,040,000 | – |
| AD Robertson | 2,080,000 | – | – | – | 2,080,000 | – |
| B Charlton | 1,600,000 | – | – | – | 1,600,000 | – |
| CPH Kiefel | 200,000 | – | – | – | 200,000 | – |
| MJ McComas | – | 200,000 | – | – | 200,000 | – |
| *Specified executives of the company* | | | | | | |
| WB Cowden | 1,600,000 | – | – | – | 1,600,000 | – |
| JF Crapper | – | 960,000 | – | – | 960,000 | 120,000 |
| DM McGarvey | 960,000 | – | – | – | 960,000 | 720,000 |
| GJ Phillips | – | 500,000 | – | – | 500,000 | 62,500 |

[1] Opening balances have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.

[2] Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

Note 17. Director and executive disclosures (cont'd)

*Share holdings*

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

| Name | Balance at the start of the year[1] | Received during the year on the exercise of options | Other changes during the year | Balance at the end of the year |
|---|---|---|---|---|
| *Directors of Pharmaxis Ltd* | | | | |
| **Ordinary shares** | | | | |
| DM Hanley | 320,000 | – | 840,000 | 1,160,000 |
| AD Robertson | – | – | 100,000 | 100,000 |
| B Charlton | – | – | 50,000 | 50,000 |
| CP H Kiefel | – | – | 500,000 | 500,000 |
| MJ McComas | – | – | 100,000 | 100,000 |
| BH Smith[2] | – | – | | |
| CJ Hillyard[3] | – | – | | |
| *Specified executives of the company* | | | | |
| **Ordinary shares** | | | | |
| WB Cowden | – | – | 20,000 | 20,000 |
| JF Crapper | 32,000 | – | 40,000 | 72,000 |
| DM McGarvey | – | – | 45,000 | 45,000 |
| GJ Phillips | – | – | 20,000 | 20,000 |

[1] Opening balances have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.

[2] BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 20,245,000 shares at 30 June 2004, of which 1,045,000 were purchased at the initial public offering of the company in November 2003. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 10,580,000 shares at 30 June 2004 of which 4,180,000 were purchased at the initial public offering of the company in November 2003.

[3] CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2004, of which 3,989,044 were purchased at the initial public offering of the company in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2004, of which 1,235,956 were purchased at the initial public offering of the company in November 2003.

**Loans to directors and executives**

Nil

**Other transactions with directors and specified executives**

*Directors of Pharmaxis Ltd*

Amount of other transactions with directors of Pharmaxis Ltd:

| | **2004** **$** | 2003 $ |
|---|---|---|
| Amounts recognised as share issue expense | | |
| Firm commitment and naming fee | **45,000** | – |
| Consulting fee | **–** | 108,750 |

Note 17. Director and executive disclosures (cont'd)

The Principals Funds Management Pty Ltd, a vehicle associated with DM Hanley and CPH Kiefel, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee during the 2003 financial year for services provided by Mr CPH Kiefel in relation to the Series B private share issue to venture capital funds. Mr Kiefel was not a director at the time.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering. GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

***Specified executives of the company***

None

Note 18. Commitments for expenditure

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Lease commitments** | | |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | |
| Payable no later than one year | **345,926** | 351,064 |
| Payable later than one year, not later than five years | **349,452** | 699,340 |

Note 19. Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Cash in the cash flow statements is reconciled to the related items in the balance sheets as follows:** | | |
| Cash and bank balances | **1,117,532** | 1,391,707 |
| Bank accepted commercial bills | **24,099,491** | 5,992,216 |
| | **25,217,023** | 7,383,923 |
| **Reconciliation of net cash flows from operating activities to operating profit after income tax** | | |
| Profit/(loss) from ordinary activities after income tax | **(6,000,669)** | (1,467,789) |
| Depreciation and amortisation | **489,808** | 255,734 |
| Increase in income taxes payable | **–** | – |
| Deferred share issue expenses transferred to contributed equity | **–** | (48,892) |
| Changes in assets and liabilities: | | |
| (Increase)/decrease in trade and other debtors | **62,582** | (62,582) |
| (Increase)/decrease in inventories | **–** | – |
| (Increase)/decrease in other debtors and prepayments | **(63,958)** | (14,832) |
| (Increase)/decrease in security deposits | **(16,207)** | (243,800) |
| (Decrease)/increase in trade and other creditors and employee entitlements | **876,294** | 414,258 |
| Net cash flows from operating activities | **(4,652,150)** | (1,167,903) |

Note 20. Additional financial instruments disclosures

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

The company does not have any significant exposure to major concentrations of credit risk.

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

*Note 21. Employee option plan*

The Pharmaxis Employee Option Plan ('EOP') was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee's personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Note 21. Employee option plan (cont'd)

No options have been exercised as at 30 June 2004.

There were 7,206,500 vested options at 30 June 2004 (4,440,000 at 30 June 2003). A total of 6,720,000 options are escrowed and cannot be exercised until 10 November 2005 (of which 5,620,000 are vested at 30 June 2004).

Set out below are summaries of options granted under the plan.

| Grant date | Expiry date | Exercise price[1] | Balance at start of the year[1] | Issued during the year | Lapsed during the year | Balance at end of the year |
|---|---|---|---|---|---|---|
| **Year ended 30 June 2004** | | | | | | |
| 1 December 1999 | 30 November 2009 | $0.1250 | 2,400,000 | | | 2,400,000 |
| 1 July 2000 | 30 June 2010 | $0.1250 | 384,000 | | | 384,000 |
| 1 January 2001 | 31 December 2010 | $0.1250 | 96,000 | | | 96,000 |
| 1 September 2001 | 30 August 2011 | $0.3125 | 640,000 | | | 640,000 |
| 2 December 2001 | 30 November 2011 | $0.1250 | 160,000 | | | 160,000 |
| 12 May 2003 | 30 June 2012 | $0.3125 | 4,640,000 | | | 4,640,000 |
| 12 May 2003 | 30 November 2012 | $0.3125 | 480,000 | | | 480,000 |
| 12 May 2003 | 30 April 2013 | $0.3125 | 224,000 | | 8,000 | 216,000 |
| 1 July 2003 | 30 June 2013 | $0.3125 | | 960,000 | | 960,000 |
| 4 July 2003 | 3 July 2013 | $0.3125 | | 200,000 | | 200,000 |
| 9 December 2003 | 30 November 2013 | $0.3760 | | 500,000 | | 500,000 |
| 25 April 2004 | 24 April 2014 | $0.5080 | | 75,000 | 15,000 | 60,000 |
| 4 June 2004 | 3 June 2014 | $0.4260 | | 15,000 | | 15,000 |
| | | | 9,024,000 | 1,750,000 | 23,000 | 10,751,000 |
| **Year ended 30 June 2003** | | | | | | |
| 1 December 1999 | 30 November 2009 | $0.1250 | 2,400,000 | | | 2,400,000 |
| 1 July 2000 | 30 June 2010 | $0.1250 | 384,000 | | | 384,000 |
| 1 January 2001 | 31 December 2010 | $0.1250 | 96,000 | | | 96,000 |
| 1 September 2001 | 30 August 2011 | $0.3125 | 640,000 | | | 640,000 |
| 2 December 2001 | 30 November 2011 | $0.1250 | 160,000 | | | 160,000 |
| 12 May 2003 | 30 June 2012 | $0.3125 | | 4,640,000 | | 4,640,000 |
| 12 May 2003 | 30 November 2012 | $0.3125 | | 480,000 | | 480,000 |
| 12 May 2003 | 30 April 2013 | $0.3125 | | 224,000 | | 224,000 |
| | | | 3,680,000 | 5,344,000 | | 9,024,000 |

[1] Opening balances, exercise prices and comparative year option information have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.

Note 22. Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a) the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b) upon termination of a grant due to breach of agreement or insolvency.

Note 22. Contingent liabilities (cont'd)

The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 30 June 2004 was $3,198,839 of which $23,223 has been booked as deferred government research grants.

The company's bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 23. Subsequent events

On 16 July 2004, the company announced the successful completion of patient enrolment for its Phase II trial of Bronchitol™ in the lung disease bronchiectasis. On 30 July 2004, the company announced the successful completion of patient enrolment for its 600 patient Phase III trial of Aridol™ in asthma.

Except for these items, no matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

(a) the company's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the company's state of affairs in future financial years.

Note 24. Earnings per share

| | 2004 Cents | 2003 Cents |
|---|---|---|
| Basic and diluted earnings / (loss) per share | **(6.6)** | (2.8) |

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

| | 2004 Number | 2003 Number |
|---|---|---|
| Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share | **91,349,333** | 52,283,475 |

**Information concerning the classification of securities**

**Options**

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share. Details relating to the options are set out in note 21.

**Comparative information**

The basic and diluted earnings / (loss) per share amounts disclosed for the year ended 30 June 2003 have been adjusted for the 8 for 1 split in ordinary shares made during the year ended 30 June 2004.

# Directors' Declaration

The directors declare that the financial statements and notes set out on pages 44 to 65:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's financial position as at 30 June 2004 and of its performance, as represented by the results of its operations and its cash flows, for the year ended on that date.

*In the directors' opinion:*

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson
Director

Sydney
5th August 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

# Independent audit report to the members of Pharmaxis Ltd

## Audit opinion

In our opinion, the financial report of Pharmaxis Ltd:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Pharmaxis Ltd as at 30 June 2004, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

## Scope

### The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Pharmaxis Ltd (the company), for the year ended 30 June 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

### Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

PRICEWATERHOUSECOOPERS

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

### Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

WHB Seaton
Partner

Sydney
5 August 2004

# Patents and Patent Applications

The status of the company's patent portfolio is summarised in the following table:

| | USA | Europe | Australia | ROW |
|---|---|---|---|---|
| Patent Family 1 – Aridol and Bronchitol | G | P | G | P/G |
| Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs | G | G | G | G |
| Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity | G | n/a | G | n/a |
| Patent Family 4 – Novel compounds and methods | P | P | P | G/P |
| Patent Family 5 – Novel pyrans and methods (PXS25) | PCT | PCT | PCT | PCT |
| Patent Family 6 – Novel cannabinoid agonists (PXS2030) | PCT | PCT | PCT | PCT |

*G = granted; P = pending; prov = provisional; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan

Details of patents and patent applications licensed to, or owned by Pharmaxis Ltd are set out below:

Patent Family 1 **The Use of Inhaled Mannitol**

The invention covered by this family of patents and patent applications generally relates to the use of mannitol and other substances in the form of a dispersible dry powder capable of inducing sputum and promoting airway clearance in conditions where clearance of excess mucus would be advantageous. Included is a test of airway function and susceptibility to asthma based on inhaling an effective amount of mannitol or other substance.

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| Australia | 682756 | Granted – 5-Feb-1998 | 23-Feb-2015 |
| Canada | 2183471 | Pending | 23-Feb-2015 |
| Europe (EPO) | 95910331.8 | Pending | 23-Feb-2015 |
| Japan | 7-522021 | Pending | 23-Feb-2015 |
| Malaysia | PI9603590 | Granted | 23-Feb-2015 |
| New Zealand | 281522 | Granted | 23-Feb-2015 |
| P.R. China | 95191808.7 | Granted – 05-Dec-2001 | 25-Feb-2015 |
| Republic of Korea | 96-704666 | Granted – 16-May-2003 | 23-Feb-2015 |
| Singapore | 34525 | Granted – 19-Dec-1997 | 19-Dec-2015 |
| The Philippines | I-54034 | Pending | 23-Feb-2015 |
| USA | 5,817,028 | Issued – 06 Oct-1998 | 06 Oct-2015 |
| Vietnam | SC0131/96 | Granted – 21 Mar-2002 | 23-Feb-2015 |

This family of patents and patent applications are held in the name of Central Sydney Area Health Service and stem from an initial Australian provisional patent application PM4114 filed 25-Feb-1994. Subsequently, complete applications were filed via a PCT application(PCT/AU/95/00086; 23-Feb-1995).

Patent Family 2 **Phosphosugar-based anti-inflammatory and/or immunosuppressive drugs**

The invention covered by this family of patents generally relates to a method for treating inflammatory or immune-mediated conditions in patients by administering a phosphosugar (mainly mannose-6-phosphate and fructose-6-phosphate) as well as oligo- and polysaccharides that contain such phosphosugars. These agents act as antagonists at mannose phosphate receptors by competitive inhibition of the binding of the natural ligand for these receptors. This treatment targets "delayed hypersensitivity" types of immune reactions and their attendant inflammatory processes, and the patent is directed specifically to the treatment of arthritis, inflammatory diseases of the central nervous system, and the rejection of organ transplants.

# Patents and Patent Applications

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| Australia | 627500 | Granted – 21-Dec-1992 | 18-Aug-2009 |
| European states | | Granted – 30 June 1996 | 17/18 Aug 2009 |
| Japan | 509079/89 | Granted – 03-Dec-1999 | 18-Aug-2009 |
| USA | 5,506,210 | Issued – 09-Apr-1996 | 09-Apr-2013 |

This family of patents are held in the name of The Australian National University ("ANU") and claims priority to Australian Provisional application P19942/88 filed on 19-Aug-1988. Subsequently, complete applications were based on a PCT application (PCT/AU89/00350) filed 18-Aug-1989).

Patent Family 3 **Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity**

These patents are for substituted D-mannoside-6-phosphate compounds that have anti-inflammatory activity and their use in treating inflammatory diseases, particularly cell-mediated inflammatory diseases. The patent discloses use of these compounds to suppress experimental autoimmune encephalomyelitis in the rat (a model of multiple sclerosis) and two different types of delayed-type hypersensitivity responses in mice. Issued claims in the U.S. patent cover some of these novel phosphosugar compositions and methods of treating cell-mediated inflammation in a human or non-human mammalian patient by administering these compositions.

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| Australia | 728393 | Granted 26 Apr-2001 | 17-Oct-2017 |
| USA | 6,294,521 | Issued 25-Sep-2001 | 18-Oct-2017 |

This family of patents are held in the name of the ANU and stem from a priority Australian provisional patent application PO 3098/96 filed 18 October 1996.

Patent Family 4 **Novel compounds and methods**

This family of patents and patent applications relates generally to novel phosphotetrahydropyran (mannos-6-phosphate derivatives) compounds and their use in treating diseases that are dependent upon T lymphocyte migration. These compounds were shown to inhibit (a) T lymphocyte migration across rat brain endothelial cell layers in vitro; (b) lymphocyte migration into lymphatic and extralymphatic tissues in vivo; and (c) delayed hypersensitivity-type immune responses and development of T cell-mediated autoimmune disease in vivo in animal models. In particular, the present invention relates to the use of the above compounds in the treatment of T lymphocyte mediated inflammatory diseases in animals and man, such as rheumatoid arthritis, multiple sclerosis, etc.

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| Australia | 2001270356 | Pending | 11-Jul-2021 |
| Canada | 2415214 | Pending | 11-Jul-2021 |
| Europe | 01949109.1 | Pending | 11-Jul-2021 |
| New Zealand | 523565 | Granted | 11 Jul 2021 |
| Japan | 2002-509335 | Lodged | 11 Jul 2021 |
| USA | 10/338,679 | Pending | 11-Jul-2021 |

This family of patents and patent applications were originally filed in the name of Praxis Pharmaceuticals Australia Pty Ltd, which was predecessor in title of Pharmaxis Pty Ltd and Pharmaxis Ltd. These patents and patent applications stem from Australian Provisional Patent Application No. PQ8723/00 filed on 11 July 2000. Complete applications were based on a PCT application (PCT/AU01/00831) filed on 11 July 2001. For the US application, Official Filing Receipt notes that this is a "continuation-in-part application", meaning that new subject matter was added at some stage of filing compared to the priority document.

Patent Family 5 **Novel phosphotetrahydropyrans and methods**

The present invention relates generally to novel phosphotetrahydropyran compounds, primarily derivatives of mannose-6-phosphate, and their use in treating diseases or disorders that are mediated at least in part by T lymphocyte emigration from blood to tissues. These compounds are said to be improved inhibitors as compared to the compounds in Patent Family 4. Pharmaceutical compositions containing these compounds are used in methods to treat T lymphocyte mediated inflammatory and autoimmune diseases in animals and man, including rheumatoid arthritis, multiple sclerosis, acute disseminated encephalomyelitis, psoriasis, Crohn's disease, T cell-mediated dermatitis, stromal keratitis, uveitis, thyroiditis, sialitis or type I diabetes.

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| All countries | PCT/US2004/015876 | Filed 19 May 2004. Under EU examination | 19-May-2024 |

The US provisional application was filed in the name of Pharmaxis Pty Ltd on 20 May 2003. This date serves as the worldwide priority date for this patent family.

*Patent Family 6* ***Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof***

This patent application relates to compounds and pharmaceutical compositions comprising novel cannabinoid CB2 receptor agonists that have a number of biological and pharmacological activities, including bronchial, immunomodulatory and analgesic. These compounds are therefore useful for the treatment of inflammatory conditions, immune disorders and cell proliferative disorders, as well as in pain management, either alone or in combination with known agents for these conditions.

| Country | Patent/Application No. | Status | Expires |
|---|---|---|---|
| All countries | Not yet available | PCT filed 27 August 2004. Under EU examination | 19-Aug-2024 |

The US provisional application was filed in the name of Pharmaxis Pty Ltd on 28 August 2003. This date serves as the worldwide priority date for this patent family.

# Shareholder Information

The shareholder information set out below was applicable as at 31 August 2004.

**A. Distribution of equity securities**

Analysis of numbers of equity security holders by size of holding:

| | Ordinary shares | |
|---|---|---|
| | **Shares** | **Options** |
| 1 to 1,000 | 39 | |
| 1,001 to 5,000 | 450 | |
| 5,001 to 10,000 | 373 | |
| 10,001 to 100,000 | 494 | 8 |
| 100,001 and over | 45 | 16 |
| | 1,401 | 24 |

There were 11 holders of less than a marketable parcel of ordinary shares.

**B. Equity security holders**

*Twenty largest quoted equity security holders*

The names of the twenty largest holders of quoted equity securities are listed below:

| | Ordinary shares | |
|---|---|---|
| | **Number held** | **Percentage of issued shares** |
| Perpetual Trustees Nominees Limited | 20,245,000 | 18.7% |
| Praxis Pharmaceuticals Inc | 11,200,000 | 10.4% |
| CM Capital Investments Pty Ltd | 11,189,044 | 10.4% |
| GBS Venture Partners Limited | 10,580,000 | 9.8% |
| National Nominees Limited | 7,956,161 | 7.4% |
| Mooroolbark Technology Pty Ltd | 7,520,000 | 7.0% |
| CIBC Australia VC Fund LLC | 3,635,956 | 3.4% |
| The Australian National University | 3,200,000 | 3.0% |
| Queensland Investment Corporation | 1,201,715 | 1.1% |
| HSBC Custody Nominees (Australia) Limited | 1,017,855 | 0.9% |
| Mirrabooka Investments Limited | 1,000,000 | 0.9% |
| Health Super Pty Ltd | 792,955 | 0.7% |
| Robert E Green | 560,000 | 0.5% |
| Denis M Hanley | 560,000 | 0.5% |
| Masi Sima Pty Limited | 560,000 | 0.5% |
| JP Morgan Nominees Australia Limited | 558,739 | 0.5% |
| Warragai Investments Pty Ltd | 455,000 | 0.4% |
| KFT Investments Pty Limited | 400,000 | 0.4% |
| Michael Hoay-Chew Lim & Mrs Catherine Mae Lim | 350,000 | 0.3% |
| Dale Kiefel | 300,000 | 0.3% |
| | 83,282,425 | 77.1% |

*Unquoted equity securities*

| | Number on issue | Number of holders |
|---|---|---|
| Options issued under the Pharmaxis Employee Option Plan | 10,751,000 | 24 |

**C. Substantial holders**

Substantial holders in the company are set out below:

| | Number held | Percentage of issued shares |
|---|---|---|
| Acorn Capital Limited | 5,577,359 | 5.2% |
| Praxis Pharmaceuticals Inc | 11,200,000 | 10.4% |
| Perpetual Trustees Nominees Limited as trustee of the Australian Bioscience Trust and GBS Venture Partners Limited as manager of the Australian Bioscience Trust | 20,245,000 | 18.7% |
| CM Capital Investments Pty Ltd | 14,825,000 | 13.7% |
| GBS Venture Partners Ltd as trustee of Bioscience Ventures II | 10,580,000 | 9.8% |
| Mooroolbark Technology Pty Ltd as trustee for the Pharmaxis Investment Trust | 7,520,000 | 7.0% |

**D. Voting rights**

The voting rights attaching to each class of equity securities are set out below:

a. *Ordinary shares*

At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

b. *Options*

No voting rights.

**E. Restricted securities**

| | Ordinary shares | |
|---|---|---|
| | Shares | Options |
| Securities subject to voluntary escrow ending 10 November 2005 | 24,964,000 | 6,720,000 |

**F. Use of funds**

The company has used the cash and cash equivalents it had at the time of listing, 10 November 2003, in a manner that is consistent with its business objectives.

# Glossary of Terms

| | |
|---|---|
| ADEC | Australian Drug Evaluation Committee |
| agonist | A molecule capable of combining with a biochemical receptor on a cell and initiating the same response as occurs naturally |
| airway responsiveness | The degree to which airways react to a stimulus. Usually used to describe the degree of airway constriction that will be caused by exposure to a stimuli |
| analgesic | Relieving pain; a pain-relieving drug |
| antagonist | A chemical that acts within the body to reduce the physiological activity of another chemical substance i.e. opposing the action of a drug or a substance occurring naturally in the body by combining with and blocking its receptor |
| Aridol™ | Aridol™ is a patented, dry powder formulation of mannitol delivered to the lungs through an inhaler. Aridol™ is applied as a bronchial provocation test to accurately diagnose the presence and severity of bronchial hyper-responsiveness or over-sensitivity, which is characteristic of asthma |
| asthma | Asthma is a serious condition in which the small airways of the affected person's lungs suddenly constrict when they are exposed to certain triggers. Airflow into and out of the lungs is reduced, and the person has to gasp for breath |
| ASX | Australian Stock Exchange Limited ACN 008 624 691 |
| autoimmune | Having the property whereby immune cells respond to tissue in one's own body |
| beta interferon | A protein released by connective tissue cells in response to a viral infection. The protein can be synthesised and used in the treatment of multiple sclerosis |
| breakdown products | Products that result from the disintegration or decomposition of a substance in the body |
| bronchial hyper-responsiveness or over-sensitivity | When a person's bronchial tubes (tubes that lead to the left and right lung) are abnormally responsive or sensitive to triggers and react by narrowing and becoming inflamed |
| bronchial provocation test | A lung test that provokes a temporary narrowing of the bronchial tubes in the lungs |
| bronchiectasis | A form of chronic obstructive pulmonary disease (COPD) characterised by irreversible dilation and destruction of the bronchial walls |
| Bronchitol™ | Bronchitol™ is a patented, dry powder formulation of mannitol delivered to the lungs through an inhaler. Bronchitol™ is designed for the treatment of diseases such as COPD and cystic fibrosis |
| bronchodilator | A substance that acts to dilate or expand the bronchial airway passages, making it easier for patients to breathe |
| cannabinoid | Any of various chemical constituents of cannabis or marijuana |
| cannabinoid receptor | A receptor located on the surface of a cell through which the active principle of cannabis exerts its pharmacological effect |
| carcinogenicity | Potential to cause cancer |
| central nervous system | System of nerves of the brain and spinal cord |
| chemoattractant | A chemical agent that induces movement of cells in the direction of its highest concentration |
| chest percussion | Form of physiotherapy/massage that involves tapping the patient's chest with light, rapid blows to help them expel mucus from their lungs |
| chronic | A disease or condition of long duration or frequent recurrence; in some instances, it may slowly become more serious over time |
| chronic bronchitis | One of the most common forms of chronic obstructive pulmonary disease (COPD), characterised by persistent airway inflammation, with symptoms including a chronic cough producing mucus, and shortness of breath. |

# Glossary of Terms

| | |
|---|---|
| chronic obstructive pulmonary disease | A group of lung diseases characterised by limited airflow with variable degrees of air sack enlargement and lung tissue destruction. Emphysema, chronic bronchitis and bronchiectasis are forms of chronic obstructive pulmonary disease. Abbreviated as COPD. |
| Crohn's disease | A condition in which the lower part of the small bowel becomes inflamed |
| cilia | Millions of fine hair-like structures that cover the inside lining of our airways and move continuously to propel secretions up to the throat (also see mucociliary clearance) |
| clinical trial | Refer to explanation/diagram below |
| Company | Pharmaxis Ltd ACN 082 811 630/ABN 75 082 811 630 |
| COPD | Refer to chronic obstructive pulmonary disease |
| cystic fibrosis (CF) | Cystic fibrosis (CF) is an inherited, life-limiting disease that affects the body's exocrine glands, causing them to secrete fluids that are poorly hydrated and therefore thicker and stickier than fluids in people without CF. This leads to chronic problems in various systems of the body, particularly the lungs. |
| dermatitis | An inflammatory skin condition |
| dosing phase | Refer to explanation/diagram below |
| dollars or $ | Indicates dollars in Australian currency (unless otherwise stated) |
| encephalomyelitis | An inflammatory disease of the brain and spinal cord |
| endothelial | An endothelial cell layer refers to the layer of cells that lines the blood vessels and airways |
| escrow | A bond, deposit, or deed kept by a third party until a specified condition has been fulfilled |
| exercise challenge test | A test in which patients undertake a physical activity, such as bike riding, and the body's response to the activity is measured. It can be used to determine if a patient is asthmatic by measuring the degree of bronchial constriction that is induced during a period of exercise. |
| exocrine glands | Glands that produced mucus, saliva, sweat and tears |
| FDA | The United States of America Food and Drug Administration |
| flare or flare-up | Period of worsening symptoms |
| head-to-head trial | A clinical trial in which a test compound is evaluated against another compound |
| International Committee on Harmonisation (ICH) | An international body that provides test guidelines that cover the manufacture of drug substances, the manufacture of the dosage form, and the safety testing that must be conducted before evaluation in humans can proceed. |
| in vitro | In an artificial environment, outside the living body e.g. in a test tube |
| in vivo | In the living body of a plant or animal |
| leukocytes | Immune cells; white blood cells |
| ligand | A molecule that binds to cell receptors |
| lung function | Ability of a person to move air in and out of their lungs. A measure often used is termed FEV1, which is the volume of air that can be forcibly expelled from the lungs in one second |
| lymphocyte | A type of white blood cell found in the body's lymph, a clear fluid that flows through the body and has an important function in defending the body against disease. |
| mannitol | Mannitol is a naturally occurring sugar used variously as a food additive, a therapeutic product, and a sweetener. |
| mannose | A naturally occurring sugar |
| mannose phosphate | A naturally occurring sugar to which a phosphate group has been attached |

# Glossary of Terms

| | |
|---|---|
| mannose phosphate receptor | A receptor to which mannose phosphate bind |
| *marketing authorisation* | *The legal authority granted to an individual or company to sell a product* |
| meta-analysis | Pooling and examining data from a number of studies |
| methacholine inhalation test | A test used to diagnose asthma. Aerosolised methacholine is inhaled and causes bronchial constriction in asthmatic patients |
| mucociliary clearance | A constant, natural process where the cilia lining the lungs move continuously and propel the overlying blanket of salt, water and mucus up to the throat, where secretions are swallowed or expelled as sputum. This helps keep the airways clean, allows the passage of clean, warm air through the lungs, and removes any foreign bodies from the airways, preventing infection. |
| mucosal hydration | The natural process of keeping mucus hydrated to prevent it becoming thick and sticky i.e. maintaining the correct balance of water |
| mucus | Thin, slippery substance secreted by the lungs (and other organs in the body) to defend against germs, dust particles and other foreign bodies |
| multi-centre study | Study conducted simultaneously in a number of clinics, hospitals, etc |
| multiple sclerosis (MS) | A chronic, debilitating disease of the central nervous system in which the immune system attacks and damages the myelin around the nerve cells, causing signals to the brain and spinal cord to be slowed or halted. |
| myelin | The protective protein sheath that insulates the nerve cells and helps speed the conduction of nerve signals to the brain and spinal cord |
| nebulised medication | Medication delivered to the lungs in fine water particles |
| oligo- and polysaccharides | Many sugar molecules joined together |
| oral medication | Medication taken by mouth e.g. tablets, liquids |
| P3 | Pharmaceuticals Partnerships Program (Australian Federal government grant program) |
| pathogen | Disease-causing microorganism |
| PBS | Pharmaceutical Benefits Scheme (Australian government program that reduces the cost of some drugs to patients) |
| PCT | Patent Cooperation Treaty |
| pharmaco-economic evaluation | Evaluation of the potential of a new pharmaceutical product to produce cost savings to a national economy |
| pharmacokinetic profile | How a drug interacts in the body in terms of its absorption, distribution, metabolism, and excretion |
| Phase III registration study | Refer to explanation/diagram overleaf |
| Phase II clinical trial | Refer to explanation/diagram overleaf |
| phosophosugars | A sugar to which a phosphate group is attached |
| phosphotetrahydropyran | A mannose-6-phosphate derivative |
| pilot clinical study | Refer to explanation/diagram overleaf |
| placebo | An inert or innocuous substance used especially in controlled experiments to test and compare the efficacy of another, active, substance |
| postural drainage | A method of draining the lungs in which the patient is placed in an inverted position so that fluids are moved by gravity |
| pre-clinical | Prior to being administered to volunteers or patients |
| protease | An enzyme that breaks the internal bonds of a protein |

# Glossary of Terms

| | |
|---|---|
| psoriasis | A chronic skin condition characterised by red patches covered with white scales |
| pulmonary function | See lung function |
| pulmonary system | Lungs |
| pyrans | A sugar derivative |
| PXS25 | A compound being developed by Pharmaxis to target the underlying disease processes of multiple sclerosis (MS). |
| PXS2030 | Part of a family of new synthetic compounds being developed by Pharmaxis that selectively modulate the immune system. PXS203 may provide relief of symptoms of MS |
| PXS2076 | A compound being investigated by Pharmaxis for its effects on rheumatoid arthritis, particularly in inhibiting the inflammatory proteins that cause inflammation and tissue destruction. |
| R&D | Research and development |
| relapse | A recurrence of symptoms of a disease after a period of improvement or remission |
| remission | Period when the symptoms of the patient's disease are not present |
| respiratory failure | A clinical term used to define the inability of lungs to function |
| respiratory insufficiency | A clinical term used to define a failure to adequately provide sufficient oxygen to the body, or remove excess carbon dioxide |
| rheumatoid arthritis | A form of arthritis characterised by an immune response to one's own body, usually manifesting as inflammation and stiffness of the joints. Progressive forms of the disease may lead to serious joint damage, painful deformity, and disability. |
| safety profile | Evidence gathered that indicates a substance is safe to be administered to people |
| secondary lung infections | Infection coming after, or as a result of, an initial or primary infection |
| selective inhibitor | A substance that is used to stop a specific biochemical reaction |
| sputum microbiology | A measure of lung infections |
| statistical significance | A mathematical test that indicates that groups being compared are different |
| steroid | Numerous natural or synthetic compounds that contain a 17-carbon 4-ring system and can modify reactions in the body |
| stromal keratitis | Inflammation of the cornea of the eye |
| synthesis, synthetic compound | A substance that is made by a series of chemical or biochemical reactions |
| T-cells | Immune cells that attach themselves to other cells |
| therapeutic | Medicinal, curative |
| thyroiditis | Inflammation of the thyroid gland, which regulates the body's metabolism |
| TGA | Australian Therapeutic Goods Administration |
| toxicology study | Investigation into the adverse effects of a substance in an animal or human |
| Tumour Necrosis Factor (TNF) | A small molecular-weight protein produced primarily by immune cells. It is a key protein responsible for initiating inflammation |
| Type 1 diabetes | A disorder of carbohydrate metabolism that typically develops during childhood or adolescence and is characterised by a severe deficiency of insulin (insulin is a protein hormone that is produced in the pancreas and regulates blood sugar levels by facilitating the uptake of glucose into tissues) |
| uveitis | Inflammation of the middle layer of the eye |

# Glossary of Terms

### Guide to the Clinical Trial, Regulation and Approval Process

The development of human therapeutic products is a highly regulated process. Evaluation and testing for safety and efficacy proceed through laboratory (research), animal (pre-clinical) and human (clinical) stages of development. Pharmaxis conducts its preclinical safety evaluation in accordance with the guidelines provided by the International Committee on Harmonisation, which provides test guidelines applicable to the major pharmaceutical territories of the world. These guidelines cover the manufacture of the drug substance, the manufacture of the dosage form, and the safety testing that must be conducted before evaluation in humans can proceed.

Clinical testing involves a three-phase process.

- In **Phase I**, clinical trials are conducted with a small number (typically 10-50) of healthy subjects to determine the early safety profile and pharmacokinetic profile (pattern of drug distribution and metabolism).
- In **Phase II**, clinical trials with groups of patients with a specified disease (typically 100-200) to determine preliminary effectiveness, optimal dosages and expanded evidence of safety. This is intended to show that the drug is effective in different patient populations under a variety of doses.
- In **Phase III**, the company conducts large-scale (typically >1,000), multi-centre, comparative clinical trials with patients with the target disease to provide sufficient data to statistically evaluate the effectiveness and safety of the product. During these clinical studies, the manufacture of the drug will be refined and an optimal formulation will be selected. Additional safety studies will be required, including long-term toxicology studies (possibly of 12 months' duration) and carcinogenicity studies. The company also undertakes a detailed study of the pharmacology of the drug to identify any breakdown products and the routes of excretion from the body.
- The company's therapeutic and diagnostic products require regulatory approval by government agencies before the company can start testing in humans, and marketing.

**Drug registration and reimbursement process in Australia**

Point at which approval looks likely – 'ADEC delegate submission was positive'

Complete Phase III clinical studies

30 days

Dossier compilation

Submission to TGA

106 days

Quality, safety and efficacy checks

Drug approved for marketing

Ongoing monitoring of adverse effects by Adverse Drug Reactions Advisory Committee (ADRAC)

Select a comparator for reimbursement approval

Randomised head to head trials or meta analysis

Develop pharmacoeconomic evaluation

**Submit application**

Drug approved for reimbursement

Rejected

- Pharmacoeconomic evaluation against comparator
- Estimate implications for PBS
- Estimate usage over 2 years

# Corporate Directory

**Directors**
Denis Hanley (Chairman)
Alan Robertson (CEO)
Brett Charlton (Medical Director)
Carrie Hillyard
Charles Kiefel
Malcolm McComas
Brigitte Smith

**Company Secretary and Chief Financial Officer**
David McGarvey

**Registered Office**
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
Telephone: +61 2 9451 5961
Fax: +61 2 9451 3622
Info@pharmaxis.com.au

**Web Site**
www.pharmaxis.com.au

**Stock Exchange Listings**
Pharmaxis Ltd shares are listed on the Australian Stock Exchange (Code: PXS)

**Legal Advisors**
Piper Alderman
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

PFM Legal Pty Ltd
Level 31, ABN AMRO Tower
88 Phillip Street
Sydney NSW 2000
Australia

Venable LLP
575 7th Street, NW
Washington, DC 20004
United States of America

**Auditor**
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 2000
Australia

**Bankers**
Westpac Banking Corporation
Commonwealth Bank of Australia

**Patent Attorney**
Venable LLP
810 Towers Crescent Drive, Suite 300
Vienna, Virginia, 22182
United States of America

**Share Registry**
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
Telephone: 1300 855 080
Fax: +61 3 9473 2500
www.computershare.com

Shareholders can access information and services relevant to their holding from the Pharmaxis website under 'Investor Information/Shareholder Services'

**American Depositary Receipts**
Pharmaxis has established a Level One Sponsored American Depositary Receipt ('ADR') Program, whereby ADR's trade on the US 'over-the-counter' market. Details of the ADR Registrar and Transfer Agent details are:

Bank of New York
101 Barclay Street, 22nd Floor
New York NY 10286 USA
Telephone: +1 888 BNY ADRS
www.adrbny.com

This page has been left blank intentionally

Design and Production: DownerMancini|design

pharm



**Pharmaxis Ltd**
ABN 75 082 811 630

# Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the shareholders of Pharmaxis Ltd (the Company) will be held at the Four Points Sheraton, 161 Sussex Street, Sydney NSW 2000 on 4 November 2004 at 2.30pm.

**Business:**

1. To receive and consider the financial report of the Company for the year ended 30 June 2004 and the related Directors' Reports, Directors' Declarations and Auditors' Reports.

Items 2-5 will each be proposed as an ordinary resolution.

2. To re-elect a Director. Mr Denis Hanley retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

3. To re-elect a Director. Ms Brigitte Smith retires in accordance with the Company's Constitution and, being eligible, offers herself for re-election.

4. To re-elect a Director. Dr Brett Charlton retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

5. To re-appoint the auditor, PricewaterhouseCoopers in accordance with section 327 of the Corporations Act 2001.

**Other Business**

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act.

**By order of the Board**

**David McGarvey**
Company Secretary
**29 September 2004**

**Voting Entitlements**

For the purpose of the Corporations Act 2001, the Company has determined that all securities of the Company that are quoted securities at 7.00 pm Australian Eastern Standard Time on 2 November 2004 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

**Proxies**

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. To be effective the Proxy Form must be deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 or at the Company's Registered Office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare on (02) 8235 8220 or to the Company on (02) 9451 3622.

## EXPLANATORY STATEMENT

**Item 1: Financial, Directors' and Auditors' Reports**

As required by section 317 of the Corporations Act 2001, the financial report, the directors' report and the auditors' report of the Company for the financial year ended 30 June 2004 will be laid before the meeting.

**Item 2: Re-election of Mr Denis Hanley**

**Denis Hanley AM MBA FCPA FAICD**
**Independent Chairman**

Denis Hanley is a leading expert in developing and commercialising new technology and has extensive experience in building Australian corporations to become successful global entities. Denis joined the board of the Company as chairman in October 2001. Denis' experience includes 14 years as chief executive officer of Memtec Limited, growing the start-up company to become an international force in filtration and separations technology, listed on the New York Stock Exchange with a market capitalisation of $900 million. Prior to this, Denis spent more than a decade at global medical company Baxter Healthcare, both in the US and also as Australian Managing Director.

Denis has served on the Australian Industry Research and Development Board and various technology councils and roundtables. He is a founding member of the Principals group of companies, which assists aspiring local corporations.

If re-elected, Denis Hanley's term of appointment will be until the third annual general meeting subsequent to his re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The Directors (with Denis Hanley abstaining) recommend that shareholders vote in favour of this resolution.

**Item 3: Re-election of Ms Brigitte Smith**

**Brigitte Smith B Chem.Eng. MBA MALD**
**Non Executive Director**

Brigitte Smith is a venture capital investor with more than ten years' experience in strategic management consulting and working with early stage technology-based businesses in the United States and Australia. Brigitte has served on the board of the Company since October 1999.

Brigitte is managing director of GBS Venture Partners, the specialist life science venture capital business she co-founded in 2002 after completing a management buy-out from Rothschild Bioscience. Brigitte sits on the board of five of GBS Venture Partners' portfolio companies. A former Fulbright Scholar, Brigitte is also an Adjunct Senior Lecturer at Melbourne Business School, where she teaches Entrepreneurial Finance.

Brigitte is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust holds 20,245,000 ordinary shares in the Company at 30 June 2004. GBS Venture Partners Ltd, as trustee and manager of Bioscience Ventures II, holds 10,580,000 ordinary shares in the Company at 30 June 2004.

If re-elected, Brigitte Smith's term of appointment will be until the third annual general meeting subsequent to her re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The directors (with Brigitte Smith abstaining) recommend that shareholders vote in favour of this resolution.

**Item 4: Re-election of Mr Brett Charlton**

**Brett Charlton MBBS PhD**
**Medical Director**

Dr Brett Charlton is a medical researcher and specialist in autoimmune disease and diabetes, and has 15 years' experience managing clinical trials. Brett co-founded Pharmaxis with Dr Bill Cowden in 1998 and was instrumental in negotiating licence and research arrangements and attracting funding.

Brett has written more than 60 scientific papers, attracted significant research grants, and served on professional society committees. He was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit. Prior to joing Pharmaxis, Brett held positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute.

If re-elected, Brett Charlton's term of appointment will be until the third annual general meeting subsequent to his re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The Directors (with Brett Charlton abstaining) recommend that shareholders vote in favour of this resolution.

**Item 5: Re-appointment of PricewaterhouseCoopers as Auditor**

On 4th April 2003, PricewaterhouseCoopers were appointed as auditors of the Company.

In accordance with the Corporations Act 2001, PricewaterhouseCoopers cease to be the auditors of the Company at the first annual general meeting of the Company.

The Company must at the annual general meeting appoint an auditor to fill the vacancy.

The Corporations Act 2001 provides that the Company may not appoint an auditor at its annual general meeting unless notice of their nomination is given by a shareholder of the Company within a specified timeframe. A notice of nomination has been received from Mr J Crapper, a shareholder of the Company, in accordance with the Corporations Act 2001. A copy of the nomination is enclosed with this explanatory statement.

PricewaterhouseCoopers have provided the Company with a consent to continue to act as the auditors of the Company.

Resolution five seeks the necessary shareholder approval to re-appoint PricewaterhouseCoopers as auditors of the Company under section 327(3) of the Corporations Act 2001. If approved, PricewaterhouseCoopers will hold office until they are removed or resign from office.

The directors recommend that shareholders vote in favour of this resolution.

Ocean Street
Narabeen, 2101
NSW Australia

20th September, 2004

Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086

**Notice of Nomination of Auditor**
**Pharmaxis Ltd**

I advise that I am an ordinary shareholder of Pharmaxis Ltd.

In accordance with section 328 of the Corporations Act 2001, I hereby nominate PricewaterhouseCoopers as auditors of Pharmaxis Ltd for appointment at the next Pharmaxis Ltd annual general meeting.

Please distribute copies of this notice of nomination as required under section 328 of the Corporations Act 2001.

Yours faithfully

John Crapper



**Pharmaxis Ltd**
ABN 75 082 811 630



# Proxy Form

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



Holder Identification Number (HIN)

## Appointment of Proxy

I/We being a member/s of Pharmaxis Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Pharmaxis Ltd to be held at the Four Points Sheraton, 161 Sussex Street, Sydney NSW 2000 on 4 November 2004 at 2.30pm and at any adjournment of that meeting.

## Voting directions to your proxy - please mark X to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| 2 | To re-elect a Director - Mr Denis Hanley | ☐ | ☐ | ☐ |
| 3 | To re-elect a Director - Ms Brigitte Smith | ☐ | ☐ | ☐ |
| 4 | To re-elect a Director - Dr Brett Charlton | ☐ | ☐ | ☐ |
| 5 | To re-appoint the auditor PricewaterhouseCoopers | ☐ | ☐ | ☐ |

**The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.**

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

Contact Name ______ Contact Daytime Telephone ______ Date / /

PXS 13PR

PXS_5_1_008167_0264/000001/000001

# How to complete the Proxy Form

## 1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

## 2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

## 3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

## 4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) *on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that* form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

## 5 Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

## Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2.30pm on 4 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be lodged using the reply paid envelope or:**

| | |
|---|---|
| IN PERSON | Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086 |
| | Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia |
| BY MAIL | Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086 |
| | Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia |
| BY FAX | Registered Office - 61 2 9451 3622 |
| | Share Registry - 61 2 8235 8220 |